UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **AGA Results for the Third Quarter 2014**



Report

for the quarter and nine months ended 30 September 2014

- ❖ Record safety measures across all metrics; Industry-leading 2nd consecutive fatality-free quarter
- ❖ Normalised AHE of $66m, or 16 US cents a share on strong production, despite lower gold price
- ❖ Production of 1.128Moz ahead of guidance; Up 8% year-on-year and 3% on prior quarter
- ❖ Total cash costs of $820/oz were better than guidance of $850/oz - $890/oz
- ❖ All-in-sustaining costs improve by 10% year-on-year to $1,036/oz on strong cost management
- ❖ All-in-costs improve 19% year-on-year to $1,144/oz
- ❖ AngloGold Ashanti generates modest free cash flow after strong operating quarter
- ❖ Prioritising self-help measures to deleverage balance sheet
- ❖ Net debt reduced to $2,952m; Net debt: adjusted EBITDA improves marginally to 1.64 times
- ❖ Significant maiden resource declared at Nuevo Chaquiro deposit in Colombia

		Quarter ended Sep 2014	Quarter ended Jun 2014	Quarter ended Sep 2013	Nine months ended Sep 2014	Nine months ended Sep 2013
		US dollar / Imperial				
Operating review						
Gold						
Produced	- oz (000)	**1,128**	1,098	1,043	3,280	2,876
Sold	- oz (000)	**1,101**	1,088	1,062	3,286	2,902
Price received [1]	- $/oz	**1,281**	1,289	1,327	1,287	1,455
All-in sustaining costs [2]	- $/oz	**1,036**	1,060	1,155	1,030	1,239
All-in costs [2]	- $/oz	**1,144**	1,192	1,408	1,150	1,562
Total cash costs [3]	- $/oz	**820**	836	809	810	865
Financial review						
Gold income	- $m	**1,295**	1,321	1,374	3,940	4,079
Cost of sales	- $m	**(1,052)**	(1,064)	(1,064)	(3,130)	(3,104)
Total cash costs [3]	- $m	**864**	874	815	2,516	2,436
Production costs [4]	- $m	**877**	894	865	2,578	2,518
Adjusted gross profit [5]	- $m	**243**	257	310	811	975
Gross profit	- $m	**273**	252	276	820	1,041
Profit (loss) attributable to equity shareholders	- $m	**41**	(80)	1	-	(1,925)
	- cents/share	**10**	(20)	0	0	(496)
Headline earnings (loss)	- $m	**44**	(89)	(18)	(7)	354
	- cents/share	**11**	(22)	(5)	(2)	91
Adjusted headline earnings (loss) [6]	- $m	**2**	(4)	576	117	553
	- cents/share	**0**	(1)	148	29	142
Net cash flow from operating activities	- $m	**320**	336	319	1,007	815
Capital expenditure	- $m	**261**	311	448	846	1,516

Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note D "Non-GAAP disclosure" for the definition.
3. Refer to note E "Non-GAAP disclosure" for the definition.
4. Refer to note 3 of notes for the quarter and nine months ended 30 September 2014.
5. Refer to note B "Non-GAAP disclosure" for the definition.
6. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.



Quarter 3 2014



Operations **at a glance**
for the quarter ended 30 September 2014

	Production			All-in sustaining costs[1]			Total cash costs[2]			Adjusted gross profit (loss)[3]		
	oz (000)	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$/oz	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$/oz	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$m	Year-on-year $m Variance[4]	Qtr on Qtr $m Variance[5]
SOUTH AFRICA	**314**	(5)	(2)	**1,115**	(2)	5	**902**	6	5	**47**	(29)	(11)
Vaal River Operations	**107**	(12)	(11)	**1,153**	(5)	11	**940**	8	7	**10**	(14)	(11)
Great Noligwa	**17**	-	(23)	**1,343**	(11)	11	**1,276**	(2)	20	**(2)**	1	(4)
Kopanang	**38**	(14)	(5)	**1,211**	(5)	2	**993**	3	(3)	**(1)**	(4)	-
Moab Khotsong	**52**	(13)	(12)	**1,047**	(3)	19	**792**	18	12	**13**	(11)	(7)
West Wits Operations	**153**	3	6	**1,007**	(11)	-	**825**	1	4	**35**	(2)	-
Mponeng	**92**	5	5	**898**	(17)	(3)	**688**	(9)	(4)	**35**	6	5
TauTona	**61**	-	9	**1,170**	(3)	3	**1,030**	15	12	**-**	(9)	(5)
Total Surface Operations	**52**	(12)	(5)	**1,261**	27	-	**1,048**	15	3	**2**	(13)	-
First Uranium SA	**23**	(12)	-	**1,308**	39	(18)	**954**	20	(9)	**(2)**	(5)	4
Surface Operations	**29**	(12)	(9)	**1,223**	19	19	**1,123**	11	13	**4**	(7)	(4)
Technology	**2**	100	100	**-**	-	-	**-**	-	-	**-**	-	-
INTERNATIONAL OPERATIONS	**813**	14	4	**973**	(13)	(6)	**789**	-	(4)	**215**	(18)	11
CONTINENTAL AFRICA	**410**	7	4	**928**	(19)	(7)	**799**	(1)	(6)	**116**	(14)	3
DRC												
Kibali - Attr. 45%[6]	**65**	100	59	**580**	100	(21)	**563**	100	(21)	**27**	27	23
Ghana												
Iduapriem	**45**	(27)	(4)	**984**	55	(1)	**866**	49	(5)	**10**	(26)	-
Obuasi	**78**	15	22	**1,169**	(39)	(18)	**966**	(11)	(18)	**15**	23	12
Guinea												
Siguiri - Attr. 85%	**72**	4	(10)	**798**	(23)	(13)	**741**	(25)	(5)	**28**	5	(6)
Mali												
Morila - Attr. 40%[6]	**10**	(17)	-	**1,660**	44	42	**1,525**	101	34	**(6)**	(13)	(5)
Sadiola - Attr. 41%[6]	**21**	5	(9)	**1,062**	(47)	(1)	**981**	(44)	3	**-**	8	(1)
Yatela - Attr. 40%[6]	**2**	(60)	-	**1,858**	25	(34)	**1,672**	18	(13)	**(1)**	-	3
Namibia												
Navachab	**-**	(100)	(100)	**-**	(100)	(100)	**-**	(100)	(100)	**-**	(15)	(9)
Tanzania												
Geita	**116**	(9)	5	**907**	(1)	3	**715**	30	7	**39**	(28)	(13)
Non-controlling interests, exploration and other										**4**	4	(2)
AUSTRALASIA	**152**	145	(2)	**980**	(38)	(6)	**861**	(32)	1	**24**	35	2
Australia												
Sunrise Dam	**68**	10	10	**1,116**	(9)	(27)	**982**	(17)	(25)	**6**	10	22
Tropicana - Attr. 70%	**84**	100	(10)	**800**	100	16	**721**	100	45	**23**	23	(21)
Exploration and other										**(5)**	2	1
AMERICAS	**251**	(7)	10	**1,035**	8	(4)	**730**	11	(5)	**76**	(38)	8
Argentina												
Cerro Vanguardia - Attr. 92.50%	**62**	(2)	-	**956**	16	2	**656**	7	(4)	**20**	(14)	(3)
Brazil												
AngloGold Ashanti Mineração	**101**	(2)	15	**1,037**	4	(1)	**699**	16	(3)	**34**	(3)	3
Serra Grande	**32**	(9)	7	**1,097**	12	(9)	**803**	13	(9)	**3**	(10)	2
United States of America												
Cripple Creek & Victor	**56**	(19)	14	**1,075**	7	(12)	**827**	11	(8)	**18**	(11)	7
Non-controlling interests, exploration and other										**1**	(1)	(1)
OTHER										**-**	2	4
Sub-total	**1,128**	8	3	**1,036**	(10)	(2)	**820**	1	(2)	**262**	(45)	5
Equity accounted investments included above										**(19)**	(22)	(19)
AngloGold Ashanti										**243**	(67)	(14)

[1] Refer to note D under "Non-GAAP disclosure" for definition
[2] Refer to note E under "Non-GAAP disclosure" for definition
[3] Refer to note B under "Non-GAAP disclosure" for definition
[4] Variance September 2014 quarter on September 2013 quarter - increase (decrease).
[5] Variance September 2014 quarter on June 2014 quarter - increase (decrease).
[6] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

AngloGold Ashanti again maintained its strong momentum in achieving its five key business objectives, namely: improving safety and sustainability; enhancing financial flexibility; optimising overhead and operating costs and capital expenditure; improving the quality of its portfolio; and maintaining long-term optionality in the business.

Importantly, progress made on those areas again supported the key objective of sustainably improving free cash flow. Despite a 3% decline in the average gold price received from a year earlier to $1,281/oz, an improved production performance and lower all-in sustaining costs, helped drive net debt marginally lower to $2,952 million, from $3,008 million a year earlier and $2,994 million the previous quarter.

Another strong operating performance across each of the company's operating regions helped an 8% improvement in output year-on-year to 1.128Moz, ahead of guidance levels of 1.06Moz to 1.09Moz. This performance came despite the loss of 30,000oz related to the earthquake on 5 August that interrupted the Vaal River Operations in South Africa for several days while the mines were idled to allow aftershocks to subside and repairs to be affected.

All-in sustaining costs (AISC) were $1,036/oz, 10% lower than the same period last year of $1,155/oz. Total cash costs of $820/oz were marginally higher at 1% compared to $809/oz recorded in the same quarter last year, and were better than guidance of $850/oz to $890/oz, despite ongoing inflationary challenges in several key jurisdictions including South Africa, Continental Africa and South America. Corporate and marketing costs of $24m were 43% lower year-on-year, while exploration and evaluation costs of $37m were 33% lower over that period. The improved performance reflected the benefit of a full quarter with Kibali and Tropicana in the operating line-up, as well as an ongoing focus on overhead- and direct-cost management through the Project 500 programme, continued capital discipline and the benefit of weaker currencies against the US dollar in Brazil, South Africa and Australia.

These strong fundamental improvements once again helped offset the lower gold price, helping to maintain cash flow from operating activities compared to the same period last year. Adjusted Earnings Before Interest Depreciation and Amortisation (adjusted EBITDA) increased to $400m from $327m in the third quarter of 2013, reflecting an improvement in the adjusted EBITDA margin from 24% a year ago, to the current 31%. The key ratio of net debt to adjusted EBITDA improved to 1.64 times for the twelve month period ended 30 September 2014, from 2.02 times for the twelve month period ended 30 September 2013, and 1.73 times for the twelve month period ending 30 June 2014.

Once again, this significant improvement in operating performance was made alongside another record safety performance. AngloGold Ashanti recorded its second fatality-free quarter in succession, the first time in the company's history that this has been achieved. In addition, all other safety metrics reached their best levels ever, an achievement all the more noteworthy given the potential dangers posed by the earthquake. In the event, all 3,300 employees working underground at the time were safely lifted to surface, with only a handful of minor injuries reported.

Summary table comparing 2014 performance to date with the same periods last year:

	Q3 2014	Q3 2013	Improved Q14 vs Q13	YTD Sep 2014	YTD Sep 2013	Improved YTD vs YTD
Gold price received ($/oz)	1,281	1,327	(3%)	1,287	1,455	(12%)
Gold Production (koz)	1,128	1,043	8%	3,280	2,876	14%
Total cash costs ($/oz)	820	809	1%	810	865	(6%)
Corporate and marketing costs* ($m)	24	42	(43%)	68	165	(59%)
Exploration and evaluation costs ($m)	37	55	(33%)	99	214	(54%)
Capital expenditure ($m)	261	448	(42%)	846	1,516	(44%)
All-in sustaining costs**($/oz)	1,036	1,155	(10%)	1,030	1,239	(17%)
All-in costs**($/oz)	1,144	1,408	(19%)	1,150	1,562	(26%)
Cash inflow from operating activities ($m)	320	319	0%	1,007	815	24%
Adjusted EBITDA ($m)	400	327	22%	1,258	1,123	12%
Free cash flow ($m)	30	(222)	114%	86	(950)	109%

* *including administration and other expenses.*

** *World Gold Council Standard, excludes stockpiles written off.*

CORPORATE UPDATE

"Our operations are firing on all cylinders," Chief Executive Officer Srinivasan Venkatakrishnan, said. "We've prioritised and have started working on a range of self-help measures to generate cash from within current operating base to further deleverage the balance sheet over the medium term. We will also consider the sale or partnership of an operating asset, if required."

On 10 September 2014, AngloGold Ashanti announced, for consultation with its shareholders, a proposed corporate restructuring and capital raising. The restructuring proposed creating a London-listed entity to house the company's international assets with the South African assets remaining at AngloGold Ashanti, thus creating two simpler and more focused entities. The proposed capital raising would have reduced debt levels in order to leave the South African entity debt free (with the exception of existing guarantees by Anglogold Ashanti of debt that would have remained outstanding) and leave the international entity with sustainable debt levels that could be supported by its own cash flows.

This proposal was withdrawn on 15 September, after engagement with holders of the majority of the shares in the company. While there was broad support for the strategic logic of the restructuring, a number of shareholders expressed concerns about certain aspects of the proposed transactions, in particular the quantum of the equity capital raising needed to enable the restructuring to be implemented in accordance with regulatory and other requirements.

The withdrawal of the restructuring proposal means there is no need for the quantum of deleveraging, required to facilitate the separation of the company. Furthermore, maturities of AngloGold Ashanti's major debt facilities are long-dated, with revolving credit facilities – most of which are currently undrawn -- maturing only in 2019, and the first bond maturities a year later, in 2020. Net debt to adjusted EBITDA at current levels of about 1.6 times is well within covenant limits of 3.5 times. In addition, the continued restructuring of the company's cost base and improvements in the quality of the portfolio, have helped the company deliver modest free cash generation in each of the last three quarters, despite the lower gold price. Liquidity is currently adequate with cash available, access to commercial paper markets and the undrawn portions of the company's bank facilities ($1bn in US dollar RCF and roughly A$151m undrawn in our Australian dollar RCF).

While pro-actively reducing current debt levels and improving overall balance sheet flexibility remain important objectives for management in the medium term, AngloGold Ashanti has intensified its focus on prioritising value creation opportunities deliverable from within its current structure. The company plans to continue to aggressively identify and implement further operational efficiencies, reduce overhead cost structures and pursue other initiatives to improve underlying business performance.

The company also intends to explore other opportunities to strengthen its balance sheet including portfolio simplification, sale or the entry into partnerships with respect to its Colombian portfolio and Obuasi mine in Ghana and, could potentially consider the sale or joint venture of other operating assets for fair value. AngloGold Ashanti's medium-term aspirational target would be to prioritise the use of proceeds from such actions to reduce debt by about $1bn over the medium-term in order to lower its leverage ratio to less than 1.5 times net debt to adjusted EBITDA.

SAFETY

For the first time ever, AngloGold Ashanti reported two consecutive quarters without a single workplace fatality. This is a significant achievement for a South African deep-level mining major, and shows what is possible when total commitment by a group of people comes together with the correct culture, procedures and support. AngloGold Ashanti's overall workplace safety continues to show strong improvement across several metrics, with the broadest measure of progress – all injury frequency rates and lost-time injury frequency rates – remaining at record low levels. Seven of our operating and major exploration sites have now passed nine months without a single lost time injury, while continued improvements at several other operations have allowed new safety benchmarks to be set.

Ongoing process, management and behavioural improvements have helped more than halve the number of safety incidents since 2007. While we are immensely proud of this achievement, which is the result of hard work over several years, we fully realise that there is no room for complacency while injuries occur on mine sites. We recognise, however, that to the end of September 2014 our record of no fatalities related to so-called 'fall-of-ground' incidents continued for more than a year as at the quarter end. In addition, nine of our operating entities ended the quarter with no lost time injuries and six have that record intact for the first nine months of the year. We continue to look for new ways to keep safety at the forefront of everything we do and continue to focus on managing our major hazards, and understanding what we call 'high potential incidents,' which may have resulted in death or serious injury.

FINANCIAL AND CORPORATE REVIEW

Cash inflow from operating activities of $320m for the three months to 30 September 2014 was similar to the $319m of the same quarter in 2013, despite the lower gold price received. Free cash flow of $30m after all expenditures, compared to the total outflow of $222m in the period a year ago, highlighting significant operating and cost improvements across a broad front.

Adjusted headline earnings (AHE) were $2m in the three months to 30 September 2014, compared with $576m or 148 US cents per share a year earlier, when AHE reflected a $567m realised fair value gain on a three-year convertible bond. The $2m AHE for the quarter under review reflects fees related to the accelerated amortisation of the US$ and A$ RCF ($7m), operational and corporate redundancies ($36m), operational closure and termination costs ($7m), non-cash provisions relating to stockpiles and consumable inventories ($6m) and indirect taxes and legal provisions ($8m).

By removing the impact of the above adjustments the normalised AHE for the period, therefore, would be $66m, or 16 US cents a share, based on the weighted average number of shares of 406 million compared with $110m or 28 cents in the corresponding quarter of 2013. This was due to a lower gold price, annual inflationary increases, higher amortisation and taxation due to more withholding taxes on non-recurring taxation credits partially offset by weaker local currencies, savings in corporate and exploration expenditure and lower finance costs. The normalised AHE for the September 2014 quarter is lower than June 2014 quarter at $76m or 19 cents per share, mainly impacted by cost inflationary increases, notably the South African wage increases and winter power tariffs.

Net profit (loss) attributable to equity shareholders for the third quarter of 2014 was $41m, compared to $1m a year earlier.

Operational performance for the third quarter was strong with both production and costs coming in better than market guidance. Production was 1.128Moz at an average total cash cost of $820/oz, compared to 1.043Moz at $809/oz a year earlier and 1.098Moz at $836/oz the previous quarter. Guidance for the third quarter was 1.06Moz to 1.09Moz oz at a total cash cost of $850-890/oz. This included a 30,000oz loss of production at our Vaal River Operations due to the earthquake. Costs overall benefited from higher output, weaker currencies and continued benefits from a range of cost saving initiatives.

Production from the South African operations fell by 5% to 314,000oz in the third quarter of 2014, due to the impact of the earthquake. During the third quarter of 2014 production from the International Operations increased 14% to 813,000oz from 714,000oz in the third quarter of 2013, despite no contribution from Navachab following its sale in June 2014, and the continued wind-down of production from Obuasi. Within the international portfolio, Continental Africa was 7% higher at 410,000oz for the third quarter of 2014, compared to 383,000oz in the third quarter of 2013. Year-on-year, Australia more than doubled from 62,000oz to 152,000oz following the addition of Tropicana, while the Americas dropped marginally to 251,000oz from 270,000oz , due mainly to declines in production from the Cripple Creek & Victor mine.

All-in sustaining costs (AISC), excluding stockpile write offs, were $1,036/oz, a 10% improvement year-on-year, and 2% lower than the previous quarter due to lower total cash costs and an increase in gold sold. The year-on-year decline in AISC was due to the higher ounces sold, lower corporate and exploration costs as well as lower sustaining capital expenditure. Total cash costs for the third quarter of 2014 increased $11/oz compared to the same period in the previous year, from $809/oz to $820/oz. The higher total cash costs, given the two new mines – Kibali and Tropicana -- include fuel and power costs and service costs, partly offset by significant improvements from a combination of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. Total capital expenditure during the third quarter was $261m (including equity accounted joint ventures), compared with $448m in the third quarter of 2013 and $311m the previous quarter. Of the total capital spent, project capital expenditure during the quarter amounted to $84m. Free cash flow after all outgoing expenditures including interest and tax, improved from negative $222m a year earlier to a positive $30m in the third quarter, reflecting declining capital expenditures, improved costs and higher production.

At the end of the third quarter of 2014, net debt was $2,952m compared to $3,008m a year earlier, and $2,994m in the second quarter, resulting in an improvement in net debt to adjusted EBITDA ratio to 1.64 times, compared with 1.73 times in the previous quarter and 2.02 times a year ago.

OPERATIONAL HIGHLIGHTS

The **South African** operations produced 314,000oz at a total cash cost of $902/oz during the third quarter of 2014 compared to 329,000oz at total cash cost of $851/oz in the third quarter of 2013. Production was adversely impacted by the 5.3 magnitude earthquake which struck South Africa's North West province on the 5 August 2014, and the time taken in its aftermath to allow aftershocks to subside and then to effect repairs. Total cash costs increased due to labour inflationary increases and seasonal electricity tariffs that were effective from the second half of the year. However, these costs were partially offset by cost savings from Project 500 initiatives.

At **West Wits**, production was 153,000oz at total cash cost of $825/oz during the third quarter of 2014 compared to 149,000oz at total cash cost of $814/oz during the third quarter of 2013. The third quarter's performance reflected an improvement on the back of seismic related activities and safety stoppages. Mponeng delivered a 5% improvement in production compared to the same quarter of 2013 as a result of a slight reduction in stope-widths and an increased overall grade due to lower intake of marginal ore tonnages. Despite annual inflationary increases, total cash costs decreased by 9% year-on-year. Mponeng was the lowest cost producer for the South African region at a total cash cost of $688/oz. The concerted effort at TauTona on value accretive energy initiatives continues to achieve encouraging results. These initiatives include wastage elimination, rescheduling activities such as pumping to take place during non-peak shift hours, continuous monitoring of water arrival and specific attention is given to identifying and repairing air leaks.

Production from the Vaal River operations decreased in the third quarter of 2014 to 107,000oz at total cash cost of $940/oz, compared to 122,000oz at total cash cost of $867/oz in the third quarter of 2013. Great Noligwa and Moab Khotsong were most severely impacted by the earthquake whilst Kopanang was impacted by safety related disruptions. Underground assessments indicated that some of the reef silos had cracked, while other relatively minor damage occurred to surface infrastructure and buildings. Overall, operations were impacted by between five and ten days of no or partial production, depending on the damage at each of the affected sites.

Total **Surface Operations** production for the third quarter of 2014 was 52,000oz at total cash cost of $1,048/oz, compared to 59,000oz at total cash cost of $915/oz in the third quarter of 2013. Processing of marginal ore dump material at some reclamation sites was discontinued as grades were below cut-off. In mitigating this, an extensive drilling program was started at the reclamation sites to improve knowledge of mineralogy and grade. Current reagent dosage rates and metallurgical parameters are being optimised. Commissioning of the uranium plant at Mine Waste Solutions has commenced and is expected to be completed by year-end.

The **Continental Africa** region for the third quarter of 2014 produced 410,000oz at total cash cost of $799/oz compared to 382,000oz at total cash cost of $804/oz in the third quarter of 2013; the increase in production was mainly due to the contribution from Kibali.

In Ghana, **Iduapriem's** production for the third quarter of 2014, was 45,000oz at total cash costs of $866/oz compared to 62,000oz at total cash cost of $580/oz in third quarter of 2013. Production decreased in line with production plan which is focused on treating lower grade stockpile material. At **Obuasi**, production for the third quarter of 2014 was 78,000oz at total cash cost of $966/oz, compared to 68,000oz at total cash cost of $1,082/oz in third quarter of 2013. Production increased and total cash costs improved due to an increase in tonnage throughput from both underground and surface sources.

In the Republic of Guinea, **Siguiri's** production for the third quarter of 2014 was 72,000oz at total cash cost of $741/oz compared to 69,000oz at total cash costs of $987/oz in third quarter of 2013. Production improved despite depleting higher grade ore sources. Total cash costs decreased as a result of cost management through renegotiation of fuel supply contracts and other efficiency benefits.

In Mali, **Morila's** production was down at 10,000oz at total cash costs of $1,525/oz. Costs increased as a result of a non-cash gold-in-process inventory expense as the gold locked up in the plant in the previous period was released. **Sadiola's** production was 21,000oz at total cash cost of $981/oz as a result of a decrease in recovered grade due to lower volumes of oxide material accessed from the primary ore sources. **Yatela's** production was down to 2,000oz in line with the closure plan. Total cash costs were $1,672/oz.

In Tanzania, **Geita's** production for the third quarter of 2014 was 116,000oz at total cash cost of $715/oz compared to 127,000oz at total cash cost of $549/oz in third quarter of 2013. Production was lower as a result of a 19% decrease in recovered grade, partly offset by a 14% increase in tonnage throughput, which also negatively impacted on costs. Production was higher in the third quarter of 2013 due to higher grade ore sourced from the Star & Comet pit which has now been depleted. Going forward, production is expected to improve as a result of increased tonnage throughput with the consistency in the mill running time and improved mill productivity from a softer ore blend delivered to the plant. The increase in total cash costs was in line with the annual operational plan as a result of higher mining costs incurred in the quarter. In addition, AngloGold Ashanti is investigating a move to switching Geita from an owner-operator model to a contractor operated model in the new year, to take advantage of a relatively attractive market for mining contracts and to improve ongoing cash flow by removing some future capital commitments.

In the Democratic Republic of the Congo, production in **Kibali** was 65,000oz at total cash costs of $563/oz. The 59% increase in production over the previous quarter was due to successful efforts to overcome operational challenges encountered with the commissioning of the Sulphide Circuit, as well as plant availability on the Oxide Circuit. Production was also assisted by a 29% improvement in throughput and increased milled head grade.

The **Americas** region, for the third quarter of 2014, produced 251,000oz at total cash cost of $730/oz compared to 270,000oz at total cash cost of $656/oz in the third quarter of 2013.

In the United States, **Cripple Creek & Victor's** production for the third quarter of 2014 was 56,000oz at total cash cost of $827/oz compared to 69,000oz at total cash cost of $744/oz in the third quarter of 2013. Production decreased partially due to a change in the ore stacking plan. A delay in receiving certification for a section of an exposed liner led to the heap leach stacking plan being modified resulting in deferred production as ore was placed deeper in the leach pad in the first half of the year and shallower in the second half. In addition, production was negatively affected by lower ore-grade mined and fewer tonnes crushed due to more clay in the ore, thereby impacting negatively on total cash costs in addition to lower gold placement.

In Argentina, **Cerro Vanguardia´s** gold production for the third quarter of 2014 was 62,000oz at a total cash cost of $656/oz compared to 63,000oz at total cash cost of $614/oz in the third quarter of 2013. Production was negatively impacted by operational delays in development causing decreased secondary development head grades and sequencing in the mine, thereby resulting in lower grade at the underground mine compensated by higher tonnes treated. Although costs benefited from the weaker exchange rate, this was offset by lower by-product sales and lower deferred stripping adjustment.

In Brazil, production for the third quarter of 2014 was 133,000oz at a total cash cost of $724/oz compared to 138,000oz at a total cash cost of $629/oz in the third quarter of 2013. At **AngloGold Ashanti Córrego do Sítio Mineração**, production for the third quarter of 2014 was 101,000oz at total cash cost of $699/oz compared to 103,000oz at total cash cost of $602/oz in the third quarter of 2013. Production was impacted by operational delays in high grade areas, changes in mining plan at Cuiabá Complex, and geotechnical challenges at the new oxide pit. Work is underway to improve the mine's rock mechanics, change the mining method from cut-and-fill to sub-level stoping and increase the contribution of Narrow Vein Ore Bodies (NV) from 15% of the mine's total, to 40%.

Also at Cuiaba, our exploration programme, the deep-level exploration programme confirmed the down-plunge extension of the ore body as far as Level 24 at the MO mine (the Main Ore Body) and Level 26 at the NV mine, while high-grade quartz veins have been intersected between Level 9 and Level 25. In addition, satellite ore bodies have been intersected close to the existing infrastructure. These exploration successes will, potentially help add production in the both the short-term and over the life of mine.

At **Serra Grande**, production for the third quarter of 2014 was 32,000oz at total cash cost of $803/oz, compared to 35,000oz at total cash cost of $709/oz in the third quarter of 2013. Production was down due to lower grades caused by differences in underground mine sequencing, with higher grades anticipated in the latter part of the year. Costs were negatively impacted mainly by lower gold production, local currency appreciation and ore stockpiles.

In Australia production for the third quarter of 2014 was 152,000oz at total cash cost of $861/oz compared to 62,000oz at total cash cost of $1,270/oz in the third quarter of 2013. At **Sunrise Dam** production for the third quarter of 2014 was 68,000oz at total cash cost of $982/oz compared to 62,000oz at total cash costs of $1,184/oz in third quarter of 2013. The increase in production was attributable to favourable mill throughput with a record 616,000 tonnes of underground ore mined during this quarter whilst the underground mine grade increased to 2.74g/t from the prior year's quarter's 2.20g/t. Total cash costs decreased due to the higher production as well as the drawdown of ore stockpiles. The mine successfully completed the transition to underground operations following the closure of the Open Pit.

Tropicana production for the third quarter of 2014 was 84,000oz at total cash cost of $721/oz compared to 93,000oz at total cash cost of $498/oz in the previous quarter. Production decreased quarter-on-quarter as a result of lower mined and milled grades in July and significant downtime in the mill for both planned maintenance and repairs. In addition, structural failure of the CIL Tank 7 (inter-tank screen) support tubes occurred, causing part of the tank wall to buckle. Mill throughput was constrained by reduced availability of process water during the quarter as a result of lower-than-expected production from the bore field. A number of new bores have been drilled and commissioned but approvals are required to enable the development of further bores that will provide redundancy through the hot summer months. Mining was also constrained while remediation of a wall slippage in the upper oxide zone in the Havana Pit was carried out.

TECHNOLOGY AND INNOVATION UPDATE:

The Technology Innovation Consortium continued to advance in the main projects targeting the methodology to Safely mine, All the Gold, Only the Gold, All the Time. During the third quarter of 2014, progress on key technologies that seek to establish the base for a safe, automated mining method intended for selective use at AngloGold Ashanti's deep-level underground mining operations is as follows:

1. **Reef Boring**
   - TauTona mine – Test site:
     Eleven holes were drilled during the quarter. Due to the change in reef channel width, the holes were drilled at different diameters ranging from 660mm up to 720mm. Improvement in the drilling theory remains a focus area and different reamer cutter configurations were tested. Due to the reef channel increasing, more holes will be drilled with the 660mm and 720mm reamers and further information obtained will evaluate the extent to which the reamers can be deployed at the prototype sites.
   - TauTona mine – Prototype sites
     During the third quarter, the testing of three medium reef (width 40-80cm) Atlantis machines at 97 Level at the TauTona mine commenced. Industrial and mechanical engineering support is being supplied to improve machine performance to design expectations.
   - Great Noligwa mine
     Testing started on the new HPE narrow reef (0-40cm) machine and nine holes have been drilled to date. This method of drilling requires a double pass drilling sequence where an initial pilot or direction hole is drilled which is followed by a larger diameter cutter that reams the initial hole to a larger dimension. Drilling of the 115mm pilot holes was successful with regards to drilling rate and direction. Reaming with 250mm and 350mm reamers however remains a challenge as the softer footwall conditions associated with the C-reef ground are causing the cutter head to fall out of the direction hole and into the non-gold bearing material below the reef. Modifications are now being assessed.

   - Site Equipping:
     Site equipping of the 2014 prototype sites were completed. Work continues to equip future 2015 sites.

   - Machine Manufacturing:
     All four medium reef (width 40-80cm) machines and the two small reef (width 0-40cm) machines have been manufactured and delivered to the relevant mines. The last of the medium reef machines (Moab Khotsong) as well as the small reef machines (Kopanang) have been delivered to both mines. Testing on these machines has started.

2. **Ore body Knowledge and Exploration**

   Trial 5 was completed in the third quarter. Rotary Percussion (RP) drilling was compared to Reverence Circulation (RC) drilling, which was conducted during trials 1 to 4. A total of three holes were drilled with the average rate increasing from a previous 12.7m/hr to a new average of 13.3m/hr, with no improvement in the drilling accuracy. Trial 6 will continue in the last quarter of the year using the RC drilling method. The new compressor will lead to an increase in the operating air pressure which will in turn improve the drilling rate to greater depths. Additionally rod stabilisers will be tested to ensure better accuracy as this remains a critical part of concluding a successful drilling solution.

3. **Ultra High Strength Backfill (UHSB)**

   Alterations were made to the underground UHSB plant installed at TauTona mine to enhance the efficiency of the system. All available reef bored holes in the prototype testing block and test site have been filled. A software data logging system was installed and commissioned in the prototype testing site as part of the on-going process to install instrumentation. The focus will now be to integrate and process the data from the instrumentation, which is installed in the backfilled holes to monitor the backfill and rock mass response. Installation of an acoustic monitoring system commenced to additionally monitor the rock mass response during drilling and will be tested during the last quarter of the year.

Civil engineering preparation work for the tailings drying plant commenced on surface at TauTona mine. The work is progressing as scheduled and the plant will be commissioned during the last quarter of the year. Surface testing to develop a pumping solution towards a 1,000m horizontal distance target is still in progress and work will continue into the next quarter.

PROJECT UPDATE

The CC&V mine life extension project (MLE2) includes a High Grade Mill and a new Valley Leach Facility and associated gold recovery plant. The High Grade Mill is 87% complete as of the end of the third quarter 2014 and is planned to complete construction and start production in the fourth quarter of 2014. All major mill equipment has been set in place and the remaining work is largely piping and electrical. The new Valley Leach facility and associated gold recovery plant are scheduled to start production in 2016.

In Kibali, the construction of the metallurgical facility was materially completed at the end of the third quarter of 2014 with only punching against agreed lists taking place. In respect of the hydropower projects, three of the four turbines at Nzoro2 are now consistently utilised within the operation's power grid with hydropower utilisation improving during the quarter, although not yet at optimum levels. Construction of the second station, Ambarau, has commenced and is expected to be completed in 2015. The construction of the paste backfill plant is on schedule for completion and commissioning at the end of the first quarter in 2015. The development of the decline shaft system continued well during the quarter and remains ahead of plan with focus on the ventilation infrastructure and the completion of the main pump station.

The Resettlement Action Plan (RAP) of the Roman Catholic Church has been completed during the third quarter of 2014. A new moratorium was entered into with the Provincial Governor during the quarter, extending the current Exclusion Zone to include the Mofu and Gorumbwa deposits. A limited RAP will occur with affected families around the Mofu pit and is expected to be completed by the fourth quarter of 2014 whilst the Gorumbwa RAP is planned to be completed by the end of 2015.

Capital expenditure for the quarter amounted to $76.2 million and totals $291.1 million for the year to date (at 100%). The capital estimate for phases 1 and 2 of the project remains in line with previous guidance, with phase 1 expected to be completed by the end of the 2014 year.

At Obuasi, the decline project advanced 968m in the third quarter of 2014 with the total project advance of 6,311m. The decline is now at the 18Level, which equates to 1,800' (or 600m) below surface, with a final project depth of 5,000' (or 1,500m) below surface. Until August 2014, the decline was being advanced from multiple locations in order to speed up advance. This has worked very effectively and now that these headings have joined, the project has reduced to a single jumbo to focus on the development through to 26Level which will enable decline access to two main production blocks, i.e. Sansu 3 and Block 8Level.

The transition to the Limited Operating state as defined in the APMO (Amendment to the Programme of Mining Operations) continued, with the application submitted to Government in July and the planning is well advanced. Government requested an extension to mid-November to submit their comments. The Workforce strength as at the end of the third quarter 2014 was 2,723 and a phased retrenchment programme is continuing until the APMO approval is received. The Feasibility Study to support a business case for ongoing investment into Obuasi to transform the operation into a more modern, productive and cost effective operation is well advanced and expected to be completed early in 2015.

EXPLORATION

Total expensed exploration and evaluation costs (including technology) during the third quarter, inclusive of expenditure at equity accounted joint ventures, were $40m ($9m on Brownfield, $13m on Greenfield and $18m on pre-feasibility studies), compared to $77m during the same quarter the previous year.

GREENFIELDS EXPLORATION

During the third quarter of 2014, focussed Greenfields exploration activities were undertaken in Australia, Colombia and Guinea, while minor work was also completed in Brazil. Greenfields Exploration completed 8,427m of diamond and RC drilling.

In Colombia, exploration success continued at the Nuevo Chaquiro project, a joint venture with B2Gold (AGA 88.5%). During the quarter 5,400m of diamond drilling, in six holes was carried out with two drill rigs. AGA has been successful in further definition of a higher grade zone and is now focussed on its extensions. AGA is pleased to announce a maiden Inferred Resource estimate for Nuevo Chaquiro of 604Mt at an average grade of 0.65% copper, 0.32g/t gold, 4.38g/t silver and 116ppm molybdenum for a contained metal content of 3.95Mt copper, 6.13Moz gold, 85.2Moz silver and 70Kt molybdenum.

In Australia (WA), 15,309m of aircore drilling tested various Greenfields targets at the Tropicana JV (TJV). Aircore drilling at the Madras prospect has returned encouraging results and a ground geophysics survey is planned to better delineate targets ahead of RC/DDH drilling in Q4. In New South Wales, AGA has withdrawn from the Nyngan Earn-in and Joint Venture Project. Also in New South Wales, at the new Mullion Project (AGA 100%), stakeholder engagement has commenced in preparation for conducting on-ground exploration activities.

In Guinea, exploration work continued in Siguri Blocks 2 and 3 (AGA 85%) until 20 July after which work was suspended due to Ebola in the immediate region. On the Kounkoun trend (Block 3) 2,616m of RC drilling was completed to test the continuation of mineralisation between KK1 and KK2. All the assay results (4,443 results from 27 holes) were received and confirmed the continuity of mineralisation between KK1 and KK2. However, the gold grade is lower and the width of mineralisation is narrower away from KK1 and towards KK2.

At the Gueleni prospect (Block 2) and at Foulata North (Block 2) all outstanding assay results were received during the quarter with no significant intersections reported.

In Brazil site preparation and logistics continued for diamond drilling during the upcoming quarter at the Pe Quente Project, part of the Graben Joint Venture in Mato Grosso State. This drilling will test three priority targets generated by ground geophysics and supported by structural and geochemical evidence.

BROWNFIELDS EXPLORATION

A total of 102,440m of diamond and RC drilling was completed during the third quarter of 2014.

In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong and three at Mponeng (WUDLs). Diamond drilling continued at MZA10 and the hole is currently at 1,950m. This hole is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats. The rehabilitation for UD51 has been completed. UD59 advanced well during the quarter and reached a depth of 3,172m in the Edenville Formation lava's. Redrill at UD60 has advanced to 1,814m. The diamond rig has been erected at UD58A and the hole is currently being straightened and is at a depth of 876m compared to 291m in the previous quarter. Poor ground conditions are hampering the progress of the hole.

In Tanzania at Geita Gold Mine exploration focused on infill drilling programmes at Geita Hill West (77m RC), Nyankanga Cut 8 (140m) and the Star and Comet Cut2/3 gap (1,168m). Mineral Resource extension drilling continued at Star & Comet Deeps (1,888m). Assay results from infill drilling programmes undertaken in the previous quarter were received for Geita Hill West and Geita Hill East. In general, these intersections confirmed ore zones to be as modelled. Initial results were also obtained for the Star and Comet Cut/2/3 gap area.

In September a first pass mapping exercise was conducted around P30 area to improve the understanding of the geology and mineralisation, and assess the target for follow-up work. P30 is located along the supracrustal sequence (including BIF) to the west of Nyankanga/Kalondwa Hill. Grab samples from breccia within the folded BIF/chert ironstones and tuffaceous rocks returned significant values and the area has been subject to ASM activities.

In Guinea, at Siguiri Gold Mine, a total of 40 holes were completed with 3,327m during the third quarter of 2014, comprised of 2,385m RC infill drilling at Sokunu, and 942m AC drilled to sterilise the new return water dam site. No significant intersepts were obtained in the sterilisation drilling. Two RC drilling programmes were carrying out at Sokunu, one (540m) aimed to test below-pit continuation of mineralisation; the second (1,845m) was infill drilling focused on adding and upgrading the Mineral Resource on the south-western edge of the Sokunu Pit. Most assays have been returned and several holes from the south-western drilling returned positive results. Further drilling is required to complete the programme.

In Ghana, at Obuasi Gold Mine a total of 880m of underground drilling was completed from the above 50 Level 41S-294W site. The infill drilling program to increase confidence in portions of Block 9/Red Zone 6 currently classified as Inferred Mineral Resource has now been completed. At Iduapriem, drilling was completed in the areas to the north of Blocks 1 and 2 to test areas identified in recent field investigation and target generation work. The results from these traverses were disappointing with no conglomerates identified nor significant intercepts. A programme of 35 shallow (6m) auger holes were drilled at Block 1 for a preliminary assessment of the grade of the fill material in the pit with no assays returned to date. Block 3W mapping and grab sampling continued and defined a possible extension towards Block 4 for follow-up work. Pitting was completed on the Heap Leach Pad for size fraction analysis.

In the Democratic Republic of Congo at Kibali, an updated Mineral Resource for Gorumbwa showed 3.51Mt @ 3.54g/t for 0.4Moz (at 0.5g/t cut-off) within the $1000 pit shell, with 44% of the Mineral Resources being classified as Inferred. A Phase 3 drilling programme was initiated during the quarter and aims to convert 91% of this Inferred Mineral Resource to Indicated Mineral Resource. 9 DD and 25 RC holes were completed during the quarter. Drilling results to date show good overall correlation with models. Most of these are from holes below the old pit and up-plunge in the SW border of the old pit.

At KCD, four holes were completed on a 3000 Lode target over a 200m down-plunge gap on the NE border of the $1000 pit. This area was identified by geological interpretation of core and both pit and underground mapping as a possible extension of the high-grade 3104 Lode. Results are pending but visual indications of intense alteration and associated sulphide mineralisation generally support the modelled ore zones. A program of 3RC holes were drilled within the $1000 pit shell for bottle roll testwork at Mofu. Results are pending but the drilling confirmed the geological model. 20RC sterilisation holes were also completed at Mofu over the proposed waste dump area. Results are pending.

Regional work took place at several targets, comprising mapping, soil, pit and trench sampling. Trenching at Memekazi NE supports a model of two zones of mineralisation associated with moderate silica alteration. Significant intersections in trenches at Aindi Watsa indicate continuity of mineralisation over 200m strike, with a higher grade zone over 120m. Mineralisation is associated with a brecciated, locally silica altered, chert horizon with thin intercalated magnetite lenses. At Rhino-Agbarabo, trenching was completed at the Kombokolo SW and Rhino SE target with positive results. An historic Moto geotech hole close to the Kombokolo trench has been logged and sampled.

In the Republic of Mali at Sadiola, RC drilling commenced in August 2014 (2,524 m). This included 1,054m on oxide targets at FE4 South East and Voyager East, which returned disappointing results. The remaining 1,470m was drilled as part of initial testing for sulphide potential below the FE4 and FE3 pits, both of these programmes provided positive results and will be followed up. Further drilling (1,358m) was completed on the marginal stockpile SP12 to reduce risk.

More fieldwork was conducted by the Centre for Exploration Targeting (CET), aimed at defining the structural framework for mineralisation in FE3, FE4 and Tambali Pits. This work was then used in structural modelling and development of revised and extended upside models to evaluate the potential for sulphide ore in these pits. Scoping studies are currently underway and will define potentially economic targets for further exploration.

In Colombia, drilling, Mineral Resource modelling, and infrastructure studies continued to support the Pre-Feasibility Study at the Gramalote Joint Venture. 2,295m were completed during the quarter. At La Colosa, drilling activities included 4,305m completed for Mineral Resource infill and extension. Site investigation, hydrology and geotechnical drilling programmes continued.

At Sunrise Dam in Australia, all work was focussed on Mineral Resource definition (infill) and extension for the underground mine. Diamond drilling targeted Vogue, GQ/MWS down-dip, Sunrise Shear Zone (SSZ) and Cosmo East domains. RC drilling was done in the Vogue/Dolly/Dolly Corridor/Southern Midway Shear (MWS) domains with numerous significant intercepts reported from both diamond and RC drilling. At Tropicana the planned 3D seismic survey to image the mineralised zone down dip of TGM was completed and data delivery is scheduled for the fourth quarter of the year. During the third quarter of 2014 follow-up AC along with a limited RC/diamond drilling campaign at the Tumbleweed prospect, 15km north of Tropicana Gold Mine was completed. AC drilling was also completed at the Maple Leaf prospect. A diamond hole was drilled to test down-dip extents of mineralisation at Voodoo Child.

Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (www.anglogoldashanti.com).

OUTLOOK

Fourth Quarter
Production guidance is estimated to be between 1,100kozs to 1,140kozs at total cash costs of $800/oz to $820/oz, assuming average exchange rates against the US dollar of 11.10 (Rand), 2.37 (Brazil Real), 0.87 (Aus$) and 8.87 (Argentina Peso), with fuel at $95/bl.

This outlook for the fourth quarter includes tapering production from Obuasi as well as completion of the retrenchment programme at the Obuasi mine, which is expected by year-end. The costs of retrenchment will impact both earnings and cash flows, but will be excluded from the calculation of all-in sustaining costs.

As in prior years, the fourth quarter earnings will be distorted by year-end accounting adjustments such as reassessment of useful lives and carry values of mining tangible assets, inventory stockpile and investments, reset of environmental rehabilitation provisions, redundancy provisions, direct and indirect and deferred taxation provisions.

Full-year
Production guidance for the year is now between 4.35Moz to 4.45Moz, toward the top end of our initial guidance of 4.2Moz to 4.5Moz after taking into account consistently strong production performances across the portfolio, despite the sale of the Navachab mine, the tapering of production at Obuasi and losses following the earthquake in the third quarter.

Total cash costs are now anticipated to be $775/oz to $810/oz, which factors in the average exchange rates against the US dollar that were stronger than initially anticipated at the beginning of the year, of 10.80 (Rand), 2.31 (Brazil Real), 0.91 (Aus$) and 8.21 (Argentina Peso), with fuel at $103/bl.

For the year, AISC are still within the original guidance of $1,025/oz to $1,075/oz, taking into account reduced overheads and capital expenditures.

Capital expenditure for the full year is now expected to be $1.25bn - $1.30bn, initially forecast at $1.35bn - $1.45bn. Corporate costs are now forecast at approximately $100m for the year, compared with the initial guidance of $120m - $140m, and Expenses exploration and study costs are forecast at $155m to $165m, from initial guidance of $150m - $175m.

Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti's Form 20-F for the year ended 31 December 2013 that was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014 and available on the SEC's homepage at http://www.sec.gov.

Independent auditor's review report on the Condensed Consolidated Financial Information for the quarter and nine months ended 30 September 2014 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 12 to 26, which comprise the accompanying condensed consolidated statement of financial position as at 30 September 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and nine months then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and nine months ended 30 September 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting* as issued by the IASB*,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton

Johannesburg, South Africa
30 October 2014

Group **income statement**

US Dollar million	Notes	Quarter ended September 2014 Reviewed	Quarter ended June 2014 Reviewed	Quarter ended September 2013 Reviewed	Nine months ended September 2014 Reviewed	Nine months ended September 2013 Reviewed
Revenue	2	**1,337**	1,358	1,415	4,054	4,234
Gold income	2	**1,295**	1,321	1,374	3,940	4,079
Cost of sales	3	**(1,052)**	(1,064)	(1,064)	(3,130)	(3,104)
Gain (loss) on non-hedge derivatives and other commodity contracts		**30**	(5)	(34)	10	66
Gross profit		**273**	252	276	820	1,041
Corporate administration, marketing and other expenses		**(24)**	(20)	(42)	(68)	(165)
Exploration and evaluation costs		**(37)**	(33)	(55)	(99)	(214)
Other operating expenses	4	**(9)**	(7)	(7)	(21)	(18)
Special items	5	**(54)**	(17)	(92)	(78)	(3,319)
Operating profit (loss)		**149**	175	80	554	(2,675)
Dividends received	2	**-**	-	-	-	5
Interest received	2	**6**	6	8	17	24
Exchange gain (loss)		**4**	(8)	10	(11)	11
Finance costs and unwinding of obligations	6	**(69)**	(71)	(89)	(211)	(222)
Fair value adjustment on $1.25bn bonds		**20**	(31)	(46)	(80)	(46)
Fair value adjustment on option component of convertible bonds		**-**	-	-	-	9
Fair value adjustment on mandatory convertible bonds		**-**	-	44	-	356
Share of associates and joint ventures' profit (loss)	7	**19**	(85)	25	(47)	(166)
Profit (loss) before taxation		**129**	(14)	32	222	(2,704)
Taxation	8	**(85)**	(60)	(38)	(206)	759
Profit (loss) for the period		**44**	(74)	(6)	16	(1,945)
Allocated as follows:						
Equity shareholders		**41**	(80)	1	-	(1,925)
Non-controlling interests		**3**	6	(7)	16	(20)
		44	(74)	(6)	16	(1,945)
Basic earnings (loss) per ordinary share (cents) [1]		**10**	(20)	0	0	(496)
Diluted earnings (loss) per ordinary share (cents) [2]		**10**	(20)	(9)	0	(556)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and nine months ended 30 September 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the quarter and nine months ended 30 September 2014 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Group **statement of comprehensive income**

US Dollar million	Quarter ended September 2014	Quarter ended June 2014	Quarter ended September 2013	Nine months ended September 2014	Nine months ended September 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Profit (loss) for the period	**44**	(74)	(6)	16	(1,945)
Items that will be reclassified subsequently to profit or loss:					
Exchange differences on translation of foreign operations	**(118)**	(8)	(8)	(134)	(348)
Share of associates and joint ventures' other comprehensive income	**(1)**	-	-	-	-
Net (loss) gain on available-for-sale financial assets	**(10)**	-	3	(1)	(23)
Release on impairment of available-for-sale financial assets	**-**	1	4	1	29
Release on disposal of available-for-sale financial assets	**-**	-	(1)	-	(1)
Deferred taxation thereon	**4**	-	-	-	2
	(6)	1	6	-	7
Items that will not be reclassified subsequently to profit or loss:					
Actuarial (gain) loss recognised	**(7)**	6	(13)	9	17
Deferred taxation thereon	**2**	(2)	3	(2)	(5)
	(5)	4	(10)	7	12
Other comprehensive loss for the period, net of tax	**(130)**	(3)	(12)	(127)	(329)
Total comprehensive loss for the period, net of tax	**(86)**	(77)	(18)	(111)	(2,274)
Allocated as follows:					
Equity shareholders	**(89)**	(83)	(11)	(127)	(2,254)
Non-controlling interests	**3**	6	(7)	16	(20)
	(86)	(77)	(18)	(111)	(2,274)

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Notes	As at September 2014 Reviewed	As at June 2014 Reviewed	As at December 2013 Audited	As at September 2013 Reviewed
ASSETS					
Non-current assets					
Tangible assets		**4,839**	4,955	4,815	4,800
Intangible assets		**247**	270	267	288
Investments in associates and joint ventures		**1,373**	1,348	1,327	1,233
Other investments		**127**	144	131	134
Inventories		**606**	602	586	602
Trade and other receivables		**30**	23	29	29
Deferred taxation		**160**	187	177	541
Cash restricted for use		**38**	36	31	30
Other non-current assets		**47**	56	41	7
		7,467	7,621	7,404	7,664
Current assets					
Other investments		**-**	-	1	-
Inventories		**959**	1,002	1,053	1,064
Trade and other receivables		**312**	356	369	425
Cash restricted for use		**15**	18	46	36
Cash and cash equivalents		**557**	604	648	786
		1,843	1,980	2,117	2,311
Non-current assets held for sale	14	**-**	-	153	150
		1,843	1,980	2,270	2,461
TOTAL ASSETS		**9,310**	9,601	9,674	10,125
EQUITY AND LIABILITIES					
Share capital and premium	11	**7,036**	7,032	7,006	6,988
Accumulated losses and other reserves		**(4,051)**	(3,969)	(3,927)	(3,555)
Shareholders' equity		**2,985**	3,063	3,079	3,433
Non-controlling interests		**25**	38	28	(22)
Total equity		**3,010**	3,101	3,107	3,411
Non-current liabilities					
Borrowings		**3,521**	3,619	3,633	3,583
Environmental rehabilitation and other provisions		**1,022**	1,060	963	1,057
Provision for pension and post-retirement benefits		**142**	150	152	179
Trade, other payables and deferred income		**13**	14	4	2
Deferred taxation		**597**	607	579	593
		5,295	5,450	5,331	5,414
Current liabilities					
Borrowings		**159**	187	258	326
Trade, other payables and deferred income		**751**	777	820	835
Bank overdraft		**13**	4	20	25
Taxation		**82**	82	81	54
		1,005	1,050	1,179	1,240
Non-current liabilities held for sale	14	**-**	-	57	60
		1,005	1,050	1,236	1,300
Total liabilities		**6,300**	6,500	6,567	6,714
TOTAL EQUITY AND LIABILITIES		**9,310**	9,601	9,674	10,125

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended September 2014	Quarter ended June 2014	Quarter ended September 2013	Nine months ended September 2014	Nine months ended September 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Cash flows from operating activities					
Receipts from customers	**1,358**	1,386	1,396	4,033	4,231
Payments to suppliers and employees	**(997)**	(1,016)	(1,048)	(2,919)	(3,279)
Cash generated from operations	**361**	370	348	1,114	952
Dividends received from joint ventures	**-**	-	10	-	18
Taxation refund	**-**	-	-	38	1
Taxation paid	**(41)**	(34)	(39)	(145)	(156)
Net cash inflow from operating activities	**320**	336	319	1,007	815
Cash flows from investing activities					
Capital expenditure	**(222)**	(257)	(327)	(699)	(1,129)
Interest capitalised and paid	**-**	-	2	(1)	(5)
Expenditure on intangible assets	**-**	(3)	(18)	(3)	(50)
Proceeds from disposal of tangible assets	**4**	26	1	31	7
Other investments acquired	**(14)**	(22)	(17)	(62)	(73)
Proceeds from disposal of other investments	**15**	20	16	59	65
Investments in associates and joint ventures	**(10)**	(11)	(120)	(62)	(394)
Proceeds from disposal of associates and joint ventures	**-**	-	-	-	6
Loans advanced to associates and joint ventures	**-**	(2)	(3)	(6)	(26)
Loans repaid by associates and joint ventures	**4**	-	31	4	33
Dividends received	**-**	-	-	-	5
Proceeds from disposal of subsidiary	**-**	105	-	105	2
Cash in subsidiary disposed and transfers to held for sale	**-**	3	(5)	2	(6)
(Increase) decrease in cash restricted for use	**(1)**	(3)	(2)	22	(7)
Interest received	**4**	7	4	16	13
Net cash outflow from investing activities	**(220)**	(137)	(438)	(594)	(1,559)
Cash flows from financing activities					
Proceeds from borrowings	**338**	76	1,640	428	2,106
Repayment of borrowings	**(386)**	(132)	(1,058)	(688)	(1,226)
Finance costs paid	**(83)**	(43)	(58)	(207)	(158)
Revolving credit facility and bond transaction costs	**(9)**	-	(29)	(9)	(34)
Dividends paid	**(6)**	(3)	3	(9)	(50)
Net cash (outflow) inflow from financing activities	**(146)**	(102)	498	(485)	638
Net (decrease) increase in cash and cash equivalents	**(46)**	97	379	(72)	(106)
Translation	**(10)**	-	(1)	(12)	(25)
Cash and cash equivalents at beginning of period	**600**	503	383	628	892
Cash and cash equivalents at end of period [(1)]	**544**	600	761	544	761
Cash generated from operations					
Profit (loss) before taxation	**129**	(14)	32	222	(2,704)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(29)**	6	34	(8)	(66)
Amortisation of tangible assets	**182**	179	153	536	572
Finance costs and unwinding of obligations	**69**	71	89	211	222
Environmental, rehabilitation and other expenditure	**(6)**	6	(8)	8	(30)
Special items	**14**	(9)	76	10	3,311
Amortisation of intangible assets	**9**	9	6	27	15
Fair value adjustment on $1.25bn bonds	**(20)**	31	46	80	46
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	**-**	-	(44)	-	(356)
Interest received	**(6)**	(6)	(8)	(17)	(24)
Share of associates and joint ventures' (profit) loss	**(19)**	85	(25)	47	166
Other non-cash movements	**19**	27	8	60	19
Movements in working capital	**19**	(15)	(11)	(62)	(210)
	361	370	348	1,114	952
Movements in working capital					
Decrease (increase) in inventories	**33**	8	(18)	32	(116)
Decrease in trade and other receivables	**33**	20	31	17	49
Decrease in trade, other payables and deferred income	**(47)**	(43)	(24)	(111)	(143)
	19	(15)	(11)	(62)	(210)

[(1)] The cash and cash equivalents balance at 30 September 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $13m (30 June 2014 : $4m; 30 September 2013: $25m).

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

US Dollar million	Share capital and premium	Other capital reserves	Accumu-lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
						Equity holders of the parent				
Balance at 31 December 2012	6,742	177	(806)	(2)	13	(89)	(562)	5,473	21	5,494
Loss for the period			(1,925)					(1,925)	(20)	(1,945)
Other comprehensive income (loss)					7	12	(348)	(329)		(329)
Total comprehensive (loss) income	-	-	(1,925)	-	7	12	(348)	(2,254)	(20)	(2,274)
Shares issued	246							246		246
Share-based payment for share awards net of exercised		8						8		8
Dividends paid			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(21)	8	1	(2)	14		-		-
Balance at 30 September 2013	6,988	164	(2,763)	(1)	18	(63)	(910)	3,433	(22)	3,411
Balance at 31 December 2013	**7,006**	**136**	**(3,061)**	**(1)**	**18**	**(25)**	**(994)**	**3,079**	**28**	**3,107**
Profit for the period								-	16	16
Other comprehensive income (loss)						7	(134)	(127)		(127)
Total comprehensive income (loss)	-	-	-	-	-	7	(134)	(127)	16	(111)
Shares issued	30							30		30
Share-based payment for share awards net of exercised		3						3		3
Dividends of subsidiaries								-	(19)	(19)
Translation		(5)	5		(1)	1		-	-	-
Balance at 30 September 2014	**7,036**	**134**	**(3,056)**	**(1)**	**17**	**(17)**	**(1,128)**	**2,985**	**25**	**3,010**

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income					
South Africa	**410**	390	452	1,172	1,382
Continental Africa	**500**	535	530	1,567	1,542
Australasia	**197**	189	83	602	249
Americas	**311**	305	359	926	1,091
	1,419	1,419	1,424	4,267	4,264
Equity-accounted investments included above	**(123)**	(99)	(50)	(327)	(185)
	1,295	1,321	1,374	3,940	4,079
Gross profit (loss)					
South Africa	**76**	52	42	172	376
Continental Africa	**116**	113	130	348	359
Australasia	**24**	22	(11)	105	(38)
Americas	**76**	68	114	236	391
Corporate and other	**-**	(4)	(2)	(4)	(7)
	292	252	273	856	1,081
Equity-accounted investments included above	**(19)**	-	3	(36)	(40)
	273	252	276	820	1,041
Capital expenditure					
South Africa	**66**	68	116	185	340
Continental Africa	**86**	121	198	335	627
Australasia	**13**	24	49	63	250
Americas	**93**	98	83	260	294
Corporate and other	**2**	-	2	2	6
	261	311	448	846	1,516
Equity-accounted investments included above	**(38)**	(52)	(103)	(143)	(318)
	222	260	345	703	1,198

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	oz (000)				
Gold production					
South Africa	**314**	319	329	923	964
Continental Africa	**410**	395	382	1,178	1,000
Australasia	**152**	155	62	462	173
Americas	**251**	229	270	716	739
	1,128	1,098	1,043	3,280	2,876

	As at Sep 2014	As at Jun 2014	As at Dec 2013	As at Sep 2013
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar million			
Total assets [1]				
South Africa	**2,166**	2,303	2,325	2,441
Continental Africa	**3,297**	3,311	3,391	3,568
Australasia	**978**	1,073	1,108	1,168
Americas	**2,371**	2,340	2,203	2,232
Corporate and other	**497**	573	647	716
	9,310	9,601	9,674	10,125

[1] During the 2013 year, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m). Impairments in the current period amounted to $1m.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2014

1.   Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and nine months ended 30 September 2014.

2.   Revenue

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	**1,295**	1,321	1,374	3,940	4,079
By-products (note 3)	**34**	30	32	94	109
Dividends received	**-**	-	-	-	5
Royalties received (note 5)	**1**	1	1	3	17
Interest received	**6**	6	8	17	24
	1,337	1,358	1,415	4,054	4,234

3.   Cost of sales

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Cash operating costs	**857**	861	805	2,481	2,416
By-products revenue (note 2)	**(34)**	(30)	(32)	(94)	(109)
	823	831	773	2,387	2,307
Royalties	**32**	34	30	103	97
Other cash costs	**9**	9	12	26	32
Total cash costs	**864**	874	815	2,516	2,436
Retrenchment costs	**5**	3	44	14	53
Rehabilitation and other non-cash costs	**8**	17	6	48	29
Production costs	**877**	894	865	2,578	2,518
Amortisation of tangible assets	**182**	179	153	536	572
Amortisation of intangible assets	**9**	9	6	27	15
Total production costs	**1,068**	1,082	1,025	3,141	3,106
Inventory change	**(15)**	(18)	39	(12)	(1)
	1,052	1,064	1,064	3,130	3,104

4.   Other operating expenses

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Pension and medical defined benefit provisions	**2**	2	5	5	16
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**3**	4	2	11	2
Miscellaneous	**4**	1	-	5	-
	9	7	7	21	18

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	1	-	8	1	2,992
Impairment of other investments (note 9)	-	1	4	1	29
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	(2)	(25)	1	(25)	(2)
Royalties received (note 2)	(1)	(1)	(1)	(3)	(17)
Indirect tax expenses and legal claims	3	12	5	15	36
Inventory write-off due to fire at Geita	-	-	-	-	14
Legal fees and other costs related to contract termination and settlement costs	7	3	-	16	1
Settlement costs of a legal claim at First Uranium	-	-	-	-	2
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	1	-	-	1	178
Corporate retrenchment costs	3	-	16	3	20
Retrenchment and related costs	34	25	-	59	-
Write-off of a loan	-	-	-	-	7
Costs on early settlement of convertible bonds	-	-	39	-	39
Transaction costs on the $1.25bn bond and standby facility	-	-	20	-	20
Loss on sale of Navachab (note 14)	-	2	-	2	-
Accelerated deferred loan fees paid on cancellation and replacement of US and Australia revolving credit facilities	8	-	-	8	-
	54	17	92	78	3,319

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the quarter and nine months ended 30 September 2014, no significant asset impairments or reversal of impairments were recognised.

During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:

- During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.

- The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

- In addition, net impairments of $162m were recognised on the entity's investments in equity-accounted associates and joint ventures considering quoted share prices, their respective financial positions and anticipated declines in operating results of these entities. Impairments to net realisable value of $178m were raised at 30 June 2013 and impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments.

6. Finance costs and unwinding of obligations

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Finance costs	62	64	76	190	179
Unwinding of obligations, accretion of convertible bonds and other discounts	7	7	13	21	43
	69	71	89	211	222

7. Share of associates and joint ventures' profit (loss)

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Revenue	130	121	62	368	217
Operating costs, special items and other expenses	(107)	(197)	(68)	(403)	(203)
Net interest received	2	1	1	5	3
Profit (loss) before taxation	25	(75)	(5)	(30)	17
Taxation	(6)	(4)	(2)	(11)	(20)
Profit (loss) after taxation	19	(79)	(7)	(41)	(3)
Net impairment of investments in associates and joint ventures (note 9)	-	(6)	31	(6)	(162)
	19	(85)	25	(47)	(166)

Rounding of figures may result in computational discrepancies.

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$106m). The facility allows for amounts to be advanced to Rand Refinery to compensate third parties in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties.

The facility, if drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.

Due to the uncertainty around Rand Refinery's possible gold shortfall position and the time it is taking to resolve the matter, Rand Refinery has been unable to complete its annual financial statements for the year ended 30 September 2013. As a result, AngloGold Ashanti adjusted its share of equity profits accounted for as part of its investment in Rand Refinery, and which is based on the unaudited management accounts of Rand Refinery, with an estimate of its share of the probable losses at Rand Refinery of $51m related to the gold shortfall position during quarter 2.

8. Taxation

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
South African taxation					
Mining tax	**7**	10	(4)	31	6
Non-mining tax	**(7)**	1	-	(10)	1
Prior year under (over) provision	**-**	7	-	6	(1)
Deferred taxation					
Temporary differences	**(1)**	2	8	(19)	(52)
Unrealised non-hedge derivatives and other commodity contracts	**8**	(2)	(9)	2	18
	7	18	(5)	10	(28)
Foreign taxation					
Normal taxation	**46**	37	25	128	64
Prior year over provision	**(5)**	(9)	(9)	(16)	(8)
Deferred taxation[1]					
Temporary differences	**37**	14	27	84	(787)
	78	42	43	196	(731)
	85	60	38	206	(759)

(1) Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments, derecognition of assets of $915m and write-down of inventories of $68m.

9. Headline earnings (loss)

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):					
Profit (loss) attributable to equity shareholders	**41**	(80)	1	-	(1,925)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	**1**	-	8	1	2,992
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	**(2)**	(25)	1	(25)	(2)
Loss on sale of Navachab (note 14)	**-**	2	-	2	-
Impairment of other investments (note 5)	**-**	1	4	1	29
Net impairment of investments in associates and joint ventures (note 7)	**-**	6	(31)	6	162
Taxation - current portion	**-**	7	-	7	1
Taxation - deferred portion	**4**	-	(1)	1	(903)
	44	(89)	(18)	(7)	354
Headline earnings (loss) per ordinary share (cents) [1]	**11**	(22)	(5)	(2)	91
Diluted headline earnings (loss) per ordinary share (cents) [2]	**11**	(22)	(13)	(2)	6

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

10. Number of shares

	Quarter ended			Nine months ended	
	Sep 2014 Reviewed	Jun 2014 Reviewed	Sep 2013 Reviewed	Sep 2014 Reviewed	Sep 2013 Reviewed
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**403,552,085**	403,364,237	402,271,116	403,552,085	402,271,116
E ordinary shares in issue	**685,668**	690,984	1,579,674	685,668	1,579,674
Total ordinary shares:	**404,237,753**	404,055,221	403,850,790	404,237,753	403,850,790
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**403,466,038**	403,259,109	386,931,984	403,180,957	384,706,398
E ordinary shares	**696,371**	699,769	1,590,750	695,017	1,598,625
Fully vested options	**2,047,889**	2,030,986	1,599,773	2,531,078	1,970,906
Weighted average number of shares	**406,210,298**	405,989,864	390,122,507	406,407,051	388,275,928
Dilutive potential of share options	**2,215,555**	-	-	-	-
Dilutive potential of convertible bonds	**-**	-	15,747,913	-	17,339,706
Diluted number of ordinary shares	**408,425,853**	405,989,864	405,870,420	406,407,051	405,615,634

11. Share capital and premium

	As at			
	Sep 2014 Reviewed	Jun 2014 Reviewed	Dec 2013 Audited	Sep 2013 Reviewed
	US Dollar Million			
Balance at beginning of period	**7,074**	7,074	6,821	6,821
Ordinary shares issued	**25**	21	259	246
E ordinary shares issued and cancelled	**-**	-	(6)	-
Sub-total	**7,099**	7,095	7,074	7,067
Redeemable preference shares held within the group	**(53)**	(53)	(53)	(53)
Ordinary shares held within the group	**-**	-	(6)	(10)
E ordinary shares held within the group	**(10)**	(10)	(9)	(16)
Balance at end of period	**7,036**	7,032	7,006	6,988

12. Exchange rates

	Sep 2014 Unaudited	Jun 2014 Unaudited	Dec 2013 Unaudited	Sep 2013 Unaudited
ZAR/USD average for the year to date	**10.70**	10.67	9.62	9.45
ZAR/USD average for the quarter	**10.76**	10.51	10.12	9.96
ZAR/USD closing	**11.28**	10.63	10.45	10.02
AUD/USD average for the year to date	**1.09**	1.09	1.03	1.02
AUD/USD average for the quarter	**1.08**	1.07	1.08	1.09
AUD/USD closing	**1.14**	1.06	1.12	1.07
BRL/USD average for the year to date	**2.29**	2.30	2.16	2.12
BRL/USD average for the quarter	**2.27**	2.23	2.27	2.29
BRL/USD closing	**2.45**	2.20	2.34	2.23
ARS/USD average for the year to date	**7.99**	7.83	5.48	5.28
ARS/USD average for the quarter	**8.30**	8.05	6.07	5.58
ARS/USD closing	**8.43**	8.13	6.52	5.79

Rounding of figures may result in computational discrepancies.

13. Capital commitments

	Sep 2014 Reviewed	Jun 2014 Reviewed	Dec 2013 Audited	Sep 2013 Reviewed
	US Dollar Million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	290	325	437	640

[1] Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Non-current assets and liabilities held for sale

Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.

15. Financial risk management activities

Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at			
	Sep 2014 Reviewed	Jun 2014 Reviewed	Dec 2013 Audited	Sep 2013 Reviewed
Carrying amount	3,680	3,806	3,891	3,909
Fair value	3,684	3,822	3,704	3,690

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Sep 2014				Jun 2014				Dec 2013				Sep 2013			
Assets measured at fair value																
Available-for-sale financial assets																
Equity securities	48	-	-	48	60	-	-	60	47	-	-	47	45	2	-	47
Liabilities measured at fair value																
Financial liabilities at fair value through profit or loss																
$1.25bn bonds	1,410	-	-	1,410	1,457	-	-	1,457	1,353	-	-	1,353	1,315	-	-	1,315

Rounding of figures may result in computational discrepancies.

16. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 September 2014 and 31 December 2013 are detailed below:

Contingencies and guarantees

	September 2014 Reviewed	December 2013 Audited
	US Dollar million	
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – Africa [2]	-	-
Withholding taxes – Ghana [3]	30	28
Litigation – Ghana [4] [5] [6]	97	97
ODMWA litigation [7]	197	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [8]	36	38
VAT disputes – Mineração Serra Grande S.A. [9]	16	16
Tax dispute - AngloGold Ashanti Colombia S.A. [10]	187	188
Tax dispute - Cerro Vanguardia S.A. [11]	52	63
Sales tax on gold deliveries – Mineração Serra Grande S.A. [12]	-	101
Contingent assets		
Indemnity – Kinross Gold Corporation [13]	(10)	(60)
Royalty – Tau Lekoa Gold Mine [14]	-	-
Royalty – Navachab [15]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [16]	9	10
	614	481

(1) Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Withholding taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various withholding taxes amounting to $30m (2013: $28m). Management is of the opinion that the withholding taxes were not properly assessed and the company has lodged an objection.

(4) Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. On 5 May 2014, the court dismissed AGAG's application for stay of proceedings pending arbitration and ordered AGAG to file its statement of defence within 14 days. On 20 May 2014, AGAG filed a Notice of Appeal at the Court of Appeal. AGAG further filed a Stay of Proceedings Pending Appeal at the High Court. On 11 June 2014, the High Court granted AGAG's application for Stay of Proceedings pending appeal. On 2 October 2014, AGAG was served with the Civil Form 6 indicating that the records have been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case.

(5) Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG intends to allow some time

to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(6)   Litigation – Frank Adjei Danso & 4 others (executive members of the PTP (AGA) Smoke Effect Association (PASEA)), sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP. On 24 June 2014, AGAG was served with an application for a default judgement. On 2 July 2014, AGAG filed an affidavit in opposition on the basis that the plaintiffs had failed to amend and file their statement of claim. Plaintiffs admitted their error in filing the default judgement, but the Court granted Plaintiffs' request for leave to amend the writ of summons and statement of claim. AGAG has yet to be served with the amended writ and statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(7)   Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). On 30 May 2014 AngloGold Ashanti submitted its answering affidavit. The plaintiffs filed their affidavits in reply on 15 September 2014.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 30 September 2014 closing rate. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions and on 25 April 2014, AngloGold Ashanti filed its pleas in this matter.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 30 September 2014 closing rate. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 2 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $102 million as at the 30 September 2014 closing rate. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $84 million as at the 30

September 2014 closing rate. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear.

On 9 October 2014, AngloGold Ashanti and the plaintiffs' attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(8)   Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $19m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m (2013: $19m). Management is of the opinion that these taxes are not payable.

(9)   VAT disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $16m (2013: $16m).

(10) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $32m (2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $155m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(11) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $15m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $37m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA's initial response. CVSA prepared defence arguments and evidence which was filed on 8 September 2014. Management is of the opinion that the taxes are not payable.

(12) Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás within 180 days from the settlement agreement date. Management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement, which occurred on 25 July 2014, was further set off by an indemnity from Kinross of $6m.

(13) Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 9 and 12 above. In light of the settlements described in item 12 at 30 September 2014, the company has estimated that the maximum contingent asset is $10m (2013: $60m).

(14) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 482,875oz (2013: 413,246oz) produced have been received to date.

(15) Royalty – As a result of the sale of Navachab, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(16) Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

17. Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	Sep 2014 US Dollar million
Recoverable fuel duties [1]	8
Recoverable value added tax	22
Appeal deposits	4

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

Appointment of new Chief Financial Officer: On 7 July 2014, AngloGold Ashanti announced the appointment of Christine Ramon as Chief Financial Officer and Executive Director from 1 October 2014, replacing Mr Richard Duffy, who would step down from both the Board and the Executive Committee.

Intended Delisting and Cancellation of Securities from the London Stock Exchange: On 18 August 2014 AngloGold Ashanti announced that its board of directors had resolved to request the cancellation of the listing of the Company's ordinary shares and depositary interests on the Official List of the UK Listing Authority and the cancellation of the admission to trading of the Securities on the Main Market of the London Stock Exchange plc.

Proposed Corporate Restructure and Capital Raising, and Cautionary announcement: On 10 September AngloGold Ashanti announced that the Company had applied for and received approval from the South African Reserve Bank to restructure its international mining operations under a new UK holding company while the current company would continue to be a South African domiciled company and would house the South African assets. The Company also announced that it will consult with its shareholders regarding plans to raise about US$2.1bn through a rights issue to support the proposed restructuring.

Update on Proposed Restructuring and Withdrawal of Cautionary announcement: On 15 September 2014, following the aforementioned consultations with shareolders, AngloGold Ashanti announced that the Company would not proceed with the corporate restructuring and capital raising as proposed due to concerns raised by shareholders on certain aspects of the transactions**.**

Delisting and Cancellation of Securities from the London Stock Exchange: On 26 September 2014 AngloGold Ashanti announced that listing of the Company's ordinary shares and depository interests on the Official List of the UK Listing Authority was cancelled with effect from 8.00 am on 22 September 2014. The Securities ceased to be admitted to trading on the Main Market of the London Stock Exchange plc with effect from the same time and date.

By order of the Board

S M PITYANA
Chairman

S VENKATAKRISHNAN
Chief Executive Officer

30 October 2014

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings (loss)

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline earnings (loss) (note 9)	44	(89)	(18)	(7)	354
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(30)	5	34	(10)	(66)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	8	(2)	(9)	2	18
Fair value adjustment on $1.25bn bonds	(20)	31	46	80	46
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	523	-	211
Provision for losses in associate	-	51	-	51	-
Adjusted headline earnings (loss)	2	(4)	576	117	553
Adjusted headline earnings (loss) per ordinary share (cents) [1]	0	(1)	148	29	142

[1] Calculated on the basic weighted average number of ordinary shares.

B   Adjusted gross profit

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Reconciliation of gross profit to adjusted gross profit:					
Gross profit	273	252	276	820	1,041
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(30)	5	34	(10)	(66)
Adjusted gross profit	243	257	310	811	975

C   Price received

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	1,295	1,321	1,374	3,940	4,079
Adjusted for non-controlling interests	(16)	(22)	(21)	(57)	(61)
	1,279	1,299	1,353	3,883	4,018
Realised loss on other commodity contracts	6	4	6	15	20
Associates and joint ventures' share of gold income including realised non-hedge derivatives	123	99	50	327	185
Attributable gold income including realised non-hedge derivatives	1,409	1,402	1,409	4,225	4,223
Attributable gold sold - oz (000)	1,099	1,087	1,062	3,284	2,902
Price received per unit - $/oz	1,281	1,289	1,327	1,287	1,455

Rounding of figures may result in computational discrepancies.

D **All-in sustaining costs and All-in costs [1]**

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Cost of sales (note 3)	**1,052**	1,064	1,064	3,130	3,104
Amortisation of tangible and intangible assets (note 3)	**(191)**	(188)	(159)	(563)	(587)
Adjusted for decommissioning amortisation	**3**	2	1	7	4
Inventory writedown to net realisable value and other stockpile adjustments (note 5)	**1**	-	-	1	178
Corporate administration and marketing related to current operations	**22**	19	41	66	163
Associates and joint ventures' share of costs	**77**	72	52	218	142
Sustaining exploration and study costs	**14**	8	14	32	79
Total sustaining capex	**177**	205	232	555	746
All-in sustaining costs	**1,156**	1,183	1,245	3,446	3,829
Adjusted for non-controlling interests and non -gold producing companies	**(14)**	(21)	(19)	(52)	(55)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**1,142**	1,162	1,226	3,394	3,774
Adjusted for stockpile write-offs	**(3)**	(9)	-	(12)	(178)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**1,139**	1,153	1,226	3,382	3,596
All-in sustaining costs	**1,156**	1,183	1,245	3,446	3,829
Non-sustaining project capital expenditure	**84**	107	216	291	770
Technology improvements	**3**	5	4	12	8
Non-sustaining exploration and study costs	**23**	23	43	66	147
Corporate and social responsibility costs not related to current operations	**6**	6	7	18	20
All-in costs	**1,271**	1,324	1,516	3,832	4,774
Adjusted for non-controlling interests and non -gold producing companies	**(11)**	(19)	(20)	(44)	(64)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**1,260**	1,305	1,495	3,788	4,710
Adjusted for stockpile write-offs	**(3)**	(9)	-	(12)	(178)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**1,257**	1,296	1,495	3,776	4,532
Gold sold - oz (000)	**1,099**	1,087	1,062	3,284	2,902
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	**1,036**	1,060	1,155	1,030	1,239
All-in cost per unit (excluding stockpile write-offs) - $/oz	**1,144**	1,192	1,408	1,150	1,562

[1] Refer to note J for Summary of Operations by Mine

E **Total costs [2]**

	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
Total cash costs (note 3)	**864**	874	815	2,516	2,436
Adjusted for non-controlling interests, non-gold producing companies and other	**(16)**	(24)	(22)	(75)	(90)
Associates and joint ventures' share of total cash costs	**76**	68	50	213	141
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**924**	918	843	2,654	2,487
Retrenchment costs (note 3)	**5**	3	44	14	53
Rehabilitation and other non-cash costs (note 3)	**8**	17	6	48	29
Amortisation of tangible assets (note 3)	**182**	179	153	536	572
Amortisation of intangible assets (note 3)	**9**	9	6	27	15
Adjusted for non-controlling interests and non-gold producing companies	**2**	8	7	6	(3)
Equity-accounted associates and joint ventures' share of production costs	**29**	31	2	80	5
Total production costs adjusted for non-controlling interests and non-gold producing companies	**1,158**	1,165	1,061	3,365	3,158
Gold produced - oz (000)	**1,126**	1,097	1,043	3,278	2,876
Total cash cost per unit - $/oz	**820**	836	809	810	865
Total production cost per unit - $/oz	**1,029**	1,061	1,017	1,027	1,098

[2] Refer to note J for Summary of Operations by mine

Rounding of figures may result in computational discrepancies.

F **Adjusted EBITDA [1]**

	Quarter ended			Nine months ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Profit (loss) on ordinary activities before taxation	**129**	(14)	32	222	(2,704)
Add back :					
Finance costs and unwinding of obligation	**69**	71	89	211	222
Interest received	**(6)**	(6)	(8)	(17)	(24)
Amortisation of tangible and intangible assets (note 3)	**191**	188	159	563	587
Adjustments :					
Dividend received (note 2)	**-**	-	-	-	(5)
Exchange (loss) gain	**(4)**	8	(10)	11	(11)
Fair value adjustment on the mandatory convertible bonds	**-**	-	(44)	-	(356)
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on $1.25bn bonds	**(20)**	31	46	80	46
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	**1**	-	8	1	2,992
Impairment of other investments (note 5)	**-**	1	4	1	29
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	**1**	-	-	1	178
Write-off of loan (note 5)	**-**	-	-	-	7
Retrenchments at mining operations (note 3)	**5**	3	44	14	53
Retrenchments at Obuasi	**34**	31	-	65	-
Net (profit) loss on disposal and derecognition of assets (note 5)	**(2)**	(25)	1	(25)	(2)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**(30)**	5	34	(10)	(66)
Associates and joint ventures' exceptional expense	**-**	6	(31)	6	162
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other.	**32**	83	3	134	22
Adjusted EBITDA	**400**	**382**	**327**	**1,258**	**1,123**

[1] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

G **Interest cover**

Adjusted EBITDA (note F)	**400**	**382**	**327**	**1,258**	**1,123**
Finance costs (note 6)	**62**	64	76	190	179
Capitalised finance costs	**-**	-	(2)	1	5
	62	64	74	191	184
Interest cover - times	**6**	6	4	7	6

H **Net asset value - cents per share**

	As at Sep 2014	As at Jun 2014	As at Dec 2013	As at Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million			
Total equity	**3,010**	3,101	3,107	3,411
Number of ordinary shares in issue - million (note 10)	**404**	404	403	404
Net asset value - cents per share	**745**	767	770	845
Total equity	**3,010**	3,101	3,107	3,411
Intangible assets	**(247)**	(270)	(267)	(288)
	2,763	2,831	2,840	3,123
Number of ordinary shares in issue - million (note 10)	**404**	404	403	404
Net tangible asset value - cents per share	**684**	701	704	773

I **Net debt**

Borrowings - long-term portion	**3,521**	3,619	3,633	3,583
Borrowings - short-term portion	**159**	187	258	326
Bank overdraft	**13**	4	20	25
Total borrowings	**3,693**	3,810	3,911	3,934
Corporate office lease	**(22)**	(24)	(25)	(26)
Unamortised portion of the convertible and rated bonds	**29**	25	2	(2)
Fair value adjustment on $1.25bn bonds	**(138)**	(159)	(58)	(46)
Cash restricted for use	**(53)**	(54)	(77)	(66)
Cash and cash equivalents	**(557)**	(604)	(648)	(786)
Net debt excluding mandatory convertible bonds	**2,952**	2,994	3,105	3,008

Rounding of figures may result in computational discrepancies.

J Summary of Operations by mine
For the three months ended 30 September 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	**25**	**51**	**57**	**133**	**87**	**82**	**169**	**62**	**(1)**	**363**	**1**
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(14)	(33)	(4)	-	(61)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	7	12	20	17	7	24	10	5	59	2
All-in sustaining costs	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**22**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**25**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**24**
All-in sustaining costs	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**22**
Non-sustaining Project capex	-	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	**24**	**48**	**57**	**129**	**92**	**75**	**167**	**68**	**8**	**372**	**25**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	2
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**24**	**48**	**57**	**129**	**92**	**75**	**167**	**68**	**8**	**372**	**27**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**24**	**48**	**57**	**129**	**92**	**75**	**167**	**68**	**8**	**372**	**26**
Gold sold - oz (000)[3]	**18**	**39**	**54**	**111**	**96**	**63**	**159**	**54**	**-**	**326**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,343**	**1,211**	**1,047**	**1,153**	**898**	**1,170**	**1,007**	**1,261**	**-**	**1,115**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,343**	**1,211**	**1,054**	**1,156**	**974**	**1,170**	**1,053**	**1,261**	**-**	**1,147**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 30 September 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**22**	**37**	**41**	**100**	**63**	**63**	**126**	**54**	**2**	**282**	**(3)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**22**	**37**	**41**	**100**	**63**	**63**	**126**	**54**	**2**	**282**	**(1)**
Retrenchment costs	-	-	-	-	-	-	-	-	2	2	-
Rehabilitation and other non-cash costs	1	1	1	3	1	1	2	1	-	6	1
Amortisation of tangible assets	2	9	11	22	17	13	30	3	1	56	2
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**25**	**48**	**54**	**127**	**83**	**78**	**161**	**58**	**5**	**351**	**5**
Gold produced - oz (000) [3]	**17**	**38**	**52**	**107**	**92**	**61**	**153**	**52**	**-**	**314**	**-**
Total cash costs per unit - $/oz[4]	**1,276**	**993**	**792**	**940**	**688**	**1,030**	**825**	**1,048**	**-**	**901**	**-**
Total production costs per unit - $/oz[4]	**1,429**	**1,297**	**1,052**	**1,199**	**912**	**1,284**	**1,061**	**1,146**	**-**	**1,123**	**-**

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC Kibali	GHANA Iduapriem	GHANA Obuasi	GUINEA Siguiri	MALI Morila	MALI Sadiola	MALI Yatela	NAMIBIA Navachab	TANZANIA Geita	Continental Africa other	TOTAL CONTINENTAL AFRICA
All-in sustaining costs											
Cost of sales per financial statements	-	43	79	60	-	-	-	-	98	-	280
Amortisation of tangible and intangible assets	-	(7)	(5)	(8)	-	-	-	-	(22)	-	(42)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Associates and equity accounted joint ventures' share of costs[2]	36	-	-	-	15	21	4	-	-	1	77
Sustaining exploration and study costs	-	-	3	-	-	-	-	-	1	1	5
Total sustaining capital expenditure	1	4	9	4	1	1	-	-	21	-	41
All-in sustaining costs	**37**	**40**	**86**	**57**	**16**	**22**	**4**	**-**	**98**	**3**	**363**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(9)	-	-	-	-	-	(0)	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**37**	**40**	**86**	**48**	**16**	**22**	**4**	**-**	**98**	**3**	**354**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**37**	**40**	**86**	**48**	**16**	**22**	**4**	**-**	**96**	**3**	**352**
All-in sustaining costs	**37**	**40**	**86**	**57**	**16**	**22**	**4**	**-**	**98**	**3**	**363**
Non-sustaining Project capex	36	-	9	-	-	-	-	-	-	-	45
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	-	-	2
All-in costs	**74**	**40**	**95**	**58**	**16**	**22**	**4**	**-**	**98**	**3**	**410**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(9)	-	-	-	-	-	(0)	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**74**	**40**	**95**	**49**	**16**	**22**	**4**	**-**	**98**	**3**	**401**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**74**	**40**	**95**	**49**	**16**	**22**	**4**	**-**	**96**	**3**	**399**
Gold sold - oz (000)[3]	**63**	**41**	**73**	**61**	**10**	**21**	**2**	**-**	**107**	**-**	**379**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**580**	**984**	**1,169**	**798**	**1,660**	**1,062**	**1,858**	**-**	**907**	**-**	**928**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,159**	**984**	**1,295**	**818**	**1,660**	**1,062**	**1,858**	**-**	**907**	**-**	**1,052**

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	39	75	62	-	-	-	-	83	1	260
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(9)	-	-	-	-	-	-	(9)
Associates and equity accounted joint ventures' share of total cash costs[2]	37	-	-	-	15	20	4	-	-	-	76
Total cash costs adjusted for non-controlling interests and non-gold producing companies	37	39	75	53	15	20	4	-	83	1	327
Rehabilitation and other non-cash costs	-	1	-	(1)	-	-	-	-	1	(1)	-
Amortisation of tangible assets	-	7	5	8	-	-	-	-	22	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	18	-	-	-	3	7	-	-	-	-	28
Total cash costs adjusted for non-controlling interests and non-gold producing companies	55	47	80	59	18	27	4	-	106	-	396
Gold produced - oz (000) [3]	65	45	78	72	10	21	2	-	116	-	410
Total cash costs per unit - $/oz[4]	563	866	966	741	1,525	981	1,672	-	715	-	799
Total production costs per unit - $/oz[4]	846	1,033	1,031	816	1,849	1,309	1,762	-	907	-	970

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**85**	**83**	**5**	**173**	**53**	**49**	**95**	**39**	**-**	**236**
Amortisation of tangible and intangible assets	(14)	(24)	(1)	(39)	(1)	(8)	(26)	(12)	-	(47)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	2	3	1	-	3	-	3	7
Total sustaining capital expenditure	8	5	-	13	5	14	33	9	1	62
All-in sustaining costs	**79**	**66**	**6**	**151**	**58**	**55**	**105**	**36**	**4**	**258**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**79**	**66**	**6**	**151**	**58**	**51**	**105**	**36**	**-**	**250**
All-in sustaining costs	**79**	**66**	**6**	**151**	**58**	**55**	**105**	**36**	**4**	**258**
Non-sustaining Project capex	-	-	-	-	31	-	-	-	-	31
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	18	18
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	**79**	**66**	**8**	**153**	**89**	**55**	**109**	**36**	**22**	**311**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**79**	**66**	**8**	**153**	**89**	**51**	**109**	**36**	**22**	**307**
Gold sold - oz (000)[3]	**71**	**83**	**-**	**154**	**55**	**54**	**100**	**33**	**-**	**242**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,116**	**800**	**-**	**980**	**1,075**	**956**	**1,037**	**1,097**	**-**	**1,035**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,116**	**800**	**-**	**993**	**1,647**	**957**	**1,076**	**1,110**	**-**	**1,270**

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	67	61	3	131	54	44	70	26	-	**194**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(7)	(3)	-	-	-	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**67**	**61**	**3**	**131**	**47**	**41**	**70**	**26**	**-**	**184**
Retrenchment costs	-	-	1	1	-	-	2	-	-	2
Rehabilitation and other non-cash costs	-	-	-	-	2	3	(4)	(1)	1	1
Amortisation of tangible assets	14	24	-	38	-	8	25	12	-	45
Amortisation of intangible assets	-	-	-	-	-	-	2	-	-	2
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	4	(1)	-	-	-	3
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**81**	**85**	**4**	**170**	**53**	**51**	**95**	**37**	**1**	**237**
Gold produced - oz (000) [3]	**68**	**84**	**-**	**152**	**56**	**62**	**101**	**32**	**-**	**251**
Total cash costs per unit - $/oz[4]	**982**	**721**	**-**	**861**	**827** [6]	**656**	**699**	**803**	**-**	**730**
Total production costs per unit - $/oz[4]	**1,187**	**1,005**	**-**	**1,121**	**951**	**819**	**943**	**1,173**	**-**	**943**

For the three months ended 30 June 2014

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	**25**	**51**	**53**	**129**	**80**	**63**	**143**	**61**	**-**	**333**	**3**
Amortisation of tangible and intangible assets	(2)	(12)	(13)	(27)	(19)	(14)	(33)	(8)	1	(67)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	20
Total sustaining capital expenditure	3	7	9	19	18	11	29	12	(1)	59	1
All-in sustaining costs	**26**	**46**	**49**	**121**	**79**	**60**	**139**	**65**	**-**	**325**	**22**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**26**	**46**	**49**	**121**	**79**	**60**	**139**	**65**	**-**	**325**	**22**
All-in sustaining costs	**26**	**46**	**49**	**121**	**79**	**60**	**139**	**65**	**-**	**325**	**22**
Non-sustaining Project capex	-	-	1	1	8	-	8	-	-	9	-
Technology improvements	-	-	-	-	-	-	-	-	5	5	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	**26**	**46**	**50**	**122**	**87**	**60**	**147**	**65**	**5**	**339**	**25**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**26**	**46**	**50**	**122**	**87**	**60**	**147**	**65**	**5**	**339**	**24**
Gold sold - oz (000)[3]	**21**	**39**	**57**	**116**	**85**	**53**	**138**	**52**	**-**	**306**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,206**	**1,193**	**880**	**1,042**	**927**	**1,135**	**1,007**	**1,258**	**-**	**1,064**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,206**	**1,193**	**892**	**1,048**	**1,020**	**1,135**	**1,064**	**1,258**	**-**	**1,109**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 30 June 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**23**	**41**	**42**	**106**	**63**	**51**	**114**	**56**	**(1)**	**275**	**1**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	-
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**23**	**41**	**42**	**106**	**63**	**51**	**114**	**56**	**(1)**	**275**	**1**
Retrenchment costs	-	-	-	1	1	1	1	-	1	3	-
Rehabilitation and other non-cash costs	-	-	-	-	1	-	1	-	1	2	(1)
Amortisation of tangible assets	2	11	12	24	17	13	31	8	(1)	62	1
Amortisation of intangible assets	-	1	1	2	1	1	2	1	-	5	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	(12)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**25**	**53**	**55**	**133**	**83**	**66**	**149**	**65**	**-**	**347**	**(9)**
Gold produced - oz (000) [3]	**22**	**40**	**59**	**120**	**88**	**56**	**144**	**55**	**-**	**319**	**-**
Total cash costs per unit - $/oz[4]	**1,060**	**1,021**	**707**	**875**	**714**	**923**	**794**	**1,016**	**-**	**863**	**-**
Total production costs per unit - $/oz[4]	**1,186**	**1,331**	**937**	**1,113**	**941**	**1,195**	**1,039**	**1,171**	**-**	**1,089**	**-**

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	49	81	91	-	-	-	12	89	2	324
Amortisation of tangible and intangible assets	-	(7)	(4)	(8)	-	-	-	-	(16)	(1)	(36)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Associates and equity accounted joint ventures' share of costs[2]	28	-	-	-	12	26	7	-	-	(1)	72
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1	1
Total sustaining capital expenditure	-	3	16	9	-	2	-	1	29	-	60
All-in sustaining costs	**28**	**45**	**93**	**93**	**12**	**28**	**7**	**13**	**102**	**1**	**422**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(14)	-	-	-	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**28**	**45**	**93**	**79**	**12**	**28**	**7**	**13**	**102**	**1**	**408**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**28**	**45**	**93**	**79**	**12**	**28**	**7**	**11**	**95**	**1**	**399**
All-in sustaining costs	**28**	**45**	**93**	**93**	**12**	**28**	**7**	**13**	**102**	**1**	**422**
Non-sustaining Project capex	49	-	12	-	-	-	-	-	-	-	61
Non-sustaining exploration and study costs	1	-	-	2	-	-	-	-	-	-	3
All-in costs	**78**	**45**	**105**	**95**	**12**	**28**	**7**	**13**	**102**	**1**	**486**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(14)	-	-	-	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**78**	**45**	**105**	**81**	**12**	**28**	**7**	**13**	**102**	**1**	**472**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**78**	**45**	**105**	**81**	**12**	**28**	**7**	**11**	**95**	**1**	**463**
Gold sold - oz (000)[3]	**38**	**46**	**65**	**86**	**10**	**25**	**3**	**17**	**110**	**-**	**401**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	738	998	1,420	916	1,173	1,078	2,836	651	878	-	998
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	2,047	998	1,605	935	1,173	1,078	2,836	651	878	-	1,157

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	43	75	74	-	-	-	12	73	-	277
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures' share of total cash costs[2]	29	-	-	-	11	22	5	-	-	1	68
Total cash costs adjusted for non-controlling interests and non-gold producing companies	29	43	75	63	11	22	5	12	73	1	334
Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	1	1	3	-	-	-	-	1	1	7
Amortisation of tangible assets	-	7	4	8	-	-	-	-	16	-	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	18	-	-	-	3	7	3	-	-	(1)	30
Total cash costs adjusted for non-controlling interests and non-gold producing companies	47	51	80	72	14	29	8	12	90	2	405
Gold produced - oz (000) [3]	41	47	64	80	10	23	2	17	110	-	395
Total cash costs per unit - $/oz[4]	717	911	1,175	777	1,137	957	1,931	733	667	-	846
Total production costs per unit - $/oz[4]	1,149	1,077	1,250	898	1,427	1,246	3,027	733	823	-	1,024

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**90**	**72**	**5**	**167**	**59**	**51**	**89**	**39**	**(1)**	**237**
Amortisation of tangible and intangible assets	(12)	(25)	(2)	(39)	-	(8)	(25)	(11)	-	(44)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	(1)	(1)	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	1	2	-	-	2	-	3	5
Total sustaining capital expenditure	10	14	-	24	6	14	31	10	-	61
All-in sustaining costs	**88**	**63**	**3**	**154**	**65**	**57**	**97**	**38**	**2**	**259**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(4)	-	-	(3)	(7)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**88**	**63**	**3**	**154**	**65**	**53**	**97**	**38**	**(1)**	**252**
All-in sustaining costs	**88**	**63**	**3**	**154**	**65**	**57**	**97**	**38**	**2**	**259**
Non-sustaining Project capex	-	-	-	-	37	-	-	-	-	37
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	17	17
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	**88**	**63**	**5**	**156**	**102**	**57**	**101**	**38**	**19**	**317**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**88**	**63**	**5**	**156**	**102**	**53**	**101**	**38**	**19**	**313**
Gold sold - oz (000)[3]	**57**	**90**	**-**	**147**	**53**	**57**	**93**	**32**	**-**	**234**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,527**	**689**	**-**	**1,048**	**1,221**	**935**	**1,043**	**1,212**	**-**	**1,077**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,527**	**689**	**-**	**1,063**	**1,913**	**936**	**1,088**	**1,212**	**-**	**1,335**

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Sunrise Dam	Tropicana	Australia other	TOTAL AUSTRALIA	UNITED STATES OF AMERICA Cripple Creek & Victor	ARGENTINA Cerro Vanguardia	BRAZIL AngloGold Ashanti Mineracao	Serra Grande	Americas other	TOTAL AMERICAS
Total cash costs										
Total cash costs per financial statements	81	46	5	132	54	46	63	27	(1)	189
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(10)	(3)	-	-	-	(13)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	81	46	5	132	44	43	63	27	(1)	176
Rehabilitation and other non-cash costs	1	5	-	6	3	1	(2)	-	1	3
Amortisation of tangible assets	12	25	2	39	-	8	23	11	-	42
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	22	(1)	-	-	1	22
Total cash costs adjusted for non-controlling interests and non-gold producing companies	94	76	7	177	69	51	85	38	2	245
Gold produced - oz (000) [3]	62	93	-	155	49	62	88	30	-	229
Total cash costs per unit - $/oz[4]	1,308	498	-	850	899 [6]	682	717	879	-	765
Total production costs per unit - $/oz[4]	1,523	819	-	1,137	1,205	822	984	1,238	-	1,018

For the three months ended 30 September 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	28	60	59	147	94	76	170	60	(1)	376	2
Amortisation of tangible and intangible assets	(2)	(11)	(12)	(25)	(20)	(14)	(34)	(4)	1	(62)	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	34
Associates and equity accounted joint ventures' share of costs[2]	-	-	-	-	-	-	-	-	-	-	(2)
Total sustaining capital expenditure	3	11	20	34	26	14	40	4	-	78	2
All-in sustaining costs	29	60	67	156	100	76	176	60	1	393	37
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	29	60	67	156	100	76	176	60	1	393	36
All-in sustaining costs	29	60	67	156	100	76	176	60	1	393	37
Non-sustaining Project capex	-	-	11	11	19	-	19	9	(1)	38	(1)
Technology improvements	-	-	-	-	-	-	-	-	4	4	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	3
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	5
All-in costs	29	60	78	167	119	76	195	69	4	435	44
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	29	60	78	167	119	76	195	69	4	435	45
Gold sold - oz (000)[3]	19	47	62	128	92	63	155	61	-	344	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	1,516	1,273	1,082	1,216	1,085	1,207	1,135	993	-	1,143	-
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	1,517	1,272	1,256	1,300	1,289	1,210	1,257	1,135	-	1,266	-

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*
[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*
[3] *Attributable portion.*
[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*
[5] *Corporate includes non-gold producing subsidiaries.*
[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 30 September 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**23**	**43**	**40**	**106**	**67**	**54**	**121**	**54**	**(1)**	**280**	**(1)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**23**	**43**	**40**	**106**	**67**	**54**	**121**	**54**	**(1)**	**280**	**-**
Retrenchment costs	1	2	4	7	4	5	9	-	-	16	(1)
Rehabilitation and other non-cash costs	-	1	1	2	(1)	-	(1)	1	-	2	-
Amortisation of tangible assets	2	10	11	23	19	13	32	4	(2)	57	2
Amortisation of intangible assets	-	1	1	2	1	1	2	-	-	4	-
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**26**	**57**	**57**	**140**	**90**	**73**	**163**	**59**	**(3)**	**359**	**-**
Gold produced - oz (000) [3]	**17**	**44**	**60**	**122**	**88**	**61**	**149**	**59**	**-**	**329**	**-**
Total cash costs per unit - $/oz[4]	**1,298**	**960**	**671**	**867**	**757**	**897**	**814**	**915**	**-**	**851**	**-**
Total production costs per unit - $/oz[4]	**1,503**	**1,267**	**937**	**1,138**	**1,020**	**1,203**	**1,095**	**990**	**-**	**1,092**	**-**

For the three months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	42	100	90	-	-	-	11	100	4	347
Amortisation of tangible and intangible assets	-	(7)	(1)	(7)	-	-	-	-	(24)	(4)	(43)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures' share of costs[2]	1	-	-	-	10	35	7	-	-	1	54
Sustaining exploration and study costs	-	(1)	1	4	-	-	-	-	2	1	7
Total sustaining capital expenditure	-	3	32	4	5	7	-	2	36	(1)	88
All-in sustaining costs	1	37	132	92	15	42	7	13	114	3	456
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(14)	-	-	-	-	-	(0)	(14)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1	37	132	78	15	42	7	13	114	3	442
All-in sustaining costs	1	37	132	92	15	42	7	13	114	3	456
Non-sustaining Project capex	90	1	11	-	-	1	-	-	1	6	110
Non-sustaining exploration and study costs	-	-	-	2	-	-	-	-	-	6	8
All-in costs	91	38	143	94	15	43	7	13	115	15	574
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(14)	-	-	-	-	-	(2)	(16)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	91	38	143	80	15	43	7	13	115	13	558
Gold sold - oz (000)[3]	-	60	69	77	12	21	5	19	126	-	387
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	-	633	1,910	1,036	1,152	1,988	1,483	653	914	-	1,141
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	-	651	2,072	1,061	1,152	2,035	1,582	653	924	-	1,440

For the three months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	36	74	80	-	-	-	10	70	(1)	269
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(12)	-	-	-	-	-	-	(12)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	9	35	6	-	-	-	50
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	36	74	68	9	35	6	10	70	(1)	307
Retrenchment costs	-	-	27	-	-	-	-	-	-	-	27
Rehabilitation and other non-cash costs	-	(2)	(2)	1	-	-	-	-	1	1	(1)
Amortisation of tangible assets	-	7	1	7	-	-	-	-	24	1	40
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	1	-	1	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	41	100	75	10	35	7	10	95	2	375
Gold produced - oz (000) [3]	-	62	68	69	12	20	5	19	127	-	383
Total cash costs per unit - $/oz[4]	-	580	1,082	987	757	1,738	1,422	502	549	-	804
Total production costs per unit - $/oz[4]	-	664	1,465	1,079	808	1,758	1,547	501	624	-	979

For the three months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**88**	**-**	**7**	**95**	**61**	**55**	**93**	**35**	**-**	**244**
Amortisation of tangible and intangible assets	(15)	-	-	(15)	-	(6)	(21)	(12)	(1)	(40)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	(1)	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	3	-	1	-	1	5
Sustaining exploration and study costs	-	1	1	2	1	1	1	2	-	5
Total sustaining capital expenditure	4	12	2	18	3	9	24	10	-	46
All-in sustaining costs	**77**	**13**	**10**	**100**	**68**	**59**	**97**	**35**	**-**	**259**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**77**	**13**	**10**	**100**	**68**	**55**	**97**	**35**	**-**	**255**
All-in sustaining costs	**77**	**13**	**10**	**100**	**68**	**59**	**97**	**35**	**-**	**259**
Non-sustaining Project capex	-	31	-	31	33	1	1	1	2	38
Non-sustaining exploration and study costs	-	-	3	3	-	-	1	-	28	29
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	2	-	-	2
All-in costs	**77**	**44**	**13**	**134**	**101**	**60**	**101**	**36**	**30**	**328**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(5)	-	-	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**77**	**44**	**13**	**134**	**101**	**55**	**101**	**36**	**30**	**323**
Gold sold - oz (000)[3]	**63**	**-**	**-**	**63**	**68**	**66**	**98**	**36**	**-**	**268**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,229**	**-**	**-**	**1,582**	**1,006**	**823**	**996**	**979**	**-**	**957**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,229**	**-**	**-**	**2,115**	**1,488**	**847**	**1,040**	**999**	**-**	**1,214**

For the three months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	**73**	**-**	**6**	**79**	**59**	**42**	**62**	**25**	**-**	**188**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(8)	(3)	-	-	-	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**73**	**-**	**6**	**79**	**51**	**39**	**62**	**25**	**-**	**177**
Retrenchment costs	-	-	1	1	-	-	-	-	1	1
Rehabilitation and other non-cash costs	(1)	-	-	(1)	1	(1)	7	(1)	-	6
Amortisation of tangible assets	15	-	-	15	-	6	21	12	-	39
Amortisation of intangible assets	-	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	9	-	-	-	(1)	8
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**87**	**-**	**7**	**94**	**61**	**44**	**91**	**36**	**-**	**232**
Gold produced - oz (000) [3]	**62**	**-**	**-**	**62**	**69**	**63**	**103**	**35**	**-**	**270**
Total cash costs per unit - $/oz[4]	**1,184**	**-**	**-**	**1,270**	**744** [6]	**614**	**602**	**709**	**-**	**656**
Total production costs per unit - $/oz[4]	**1,403**	**-**	**-**	**1,510**	**886**	**694**	**881**	**1,025**	**-**	**858**

For the nine months 30 September 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	72	154	158	384	241	203	444	179	1	1,008	4
Amortisation of tangible and intangible assets	(6)	(41)	(36)	(83)	(55)	(45)	(100)	(17)	-	(200)	(6)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	(1)	-	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	64
Total sustaining capital expenditure	4	19	28	51	49	24	73	31	5	160	3
All-in sustaining costs	**70**	**132**	**150**	**352**	**235**	**182**	**417**	**194**	**7**	**970**	**63**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	5
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**70**	**132**	**150**	**352**	**235**	**182**	**417**	**194**	**7**	**970**	**68**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**70**	**132**	**150**	**352**	**235**	**182**	**417**	**194**	**6**	**969**	**68**
All-in sustaining costs	**70**	**132**	**150**	**352**	**235**	**182**	**417**	**194**	**7**	**970**	**63**
Non-sustaining Project capex	-	-	1	1	23	-	23	-	1	25	-
Technology improvements	-	-	-	-	-	-	-	-	12	12	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	3
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	6
All-in costs	**70**	**132**	**151**	**353**	**258**	**182**	**440**	**194**	**20**	**1,007**	**72**
Adjusted for non-controlling interests and non-gold producing companies[1]										-	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**70**	**132**	**151**	**353**	**258**	**182**	**440**	**194**	**20**	**1,007**	**76**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**70**	**132**	**151**	**353**	**258**	**182**	**440**	**194**	**19**	**1,006**	**76**
Gold sold - oz (000)[3]	**56**	**107**	**166**	**329**	**257**	**169**	**425**	**166**	**-**	**922**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,248**	**1,234**	**909**	**1,072**	**917**	**1,081**	**982**	**1,165**	**-**	**1,054**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,248**	**1,234**	**916**	**1,076**	**1,009**	**1,081**	**1,037**	**1,165**	**-**	**1,093**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the nine months ended 30 September 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**64**	**110**	**118**	**292**	**180**	**155**	**335**	**160**	**-**	**787**	**(1)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**64**	**110**	**118**	**292**	**180**	**155**	**335**	**160**	**-**	**787**	**4**
Retrenchment costs	1	2	1	4	3	2	5	-	-	9	-
Rehabilitation and other non-cash costs	1	2	3	6	3	2	5	2	-	13	1
Amortisation of tangible assets	5	39	34	78	50	42	92	16	-	186	5
Amortisation of intangible assets	1	2	3	6	4	3	7	2	(1)	14	3
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**72**	**155**	**159**	**386**	**240**	**204**	**444**	**180**	**(1)**	**1,009**	**12**
Gold produced - oz (000) [3]	**56**	**107**	**166**	**329**	**257**	**169**	**425**	**167**	**-**	**923**	**-**
Total cash costs per unit - $/oz[4]	**1,146**	**1,026**	**714**	**889**	**703**	**916**	**788**	**961**	**-**	**855**	**-**
Total production costs per unit - $/oz[4]	**1,283**	**1,448**	**957**	**1,172**	**940**	**1,206**	**1,046**	**1,078**	**-**	**1,097**	**-**

For the nine months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	144	230	229	-	-	-	26	297	3	929
Amortisation of tangible and intangible assets	-	(18)	(13)	(23)	-	-	-	-	(56)	(3)	(113)
Adjusted for decommissioning amortisation	-	-	-	3	-	-	-	-	1	-	4
Associates and equity accounted joint ventures' share of costs[2]	91	-	-	-	38	70	19	-	-	-	218
Sustaining exploration and study costs	-	-	3	1	-	-	-	-	1	1	6
Total sustaining capital expenditure	3	12	38	22	5	3	-	1	87	-	171
All-in sustaining costs	**94**	**138**	**258**	**232**	**43**	**73**	**19**	**27**	**330**	**1**	**1,215**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(35)	-	-	-	-	-	(0)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**94**	**138**	**258**	**197**	**43**	**73**	**19**	**27**	**330**	**1**	**1,180**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(9)	-	(11)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**94**	**138**	**258**	**197**	**43**	**73**	**19**	**25**	**321**	**1**	**1,169**
All-in sustaining costs	**94**	**138**	**258**	**232**	**43**	**73**	**19**	**27**	**330**	**1**	**1,215**
Non-sustaining Project capex	132	-	32	-	-	-	-	-	-	-	164
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	(1)	6
All-in costs	**228**	**138**	**290**	**237**	**43**	**73**	**19**	**27**	**330**	**-**	**1,385**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(35)	-	-	-	-	-	-	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**228**	**138**	**290**	**202**	**43**	**73**	**19**	**27**	**330**	**-**	**1,350**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(9)	-	(11)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**228**	**138**	**290**	**202**	**43**	**73**	**19**	**25**	**321**	**-**	**1,339**
Gold sold - oz (000)[3]	**152**	**144**	**191**	**219**	**30**	**64**	**8**	**34**	**339**	**-**	**1,181**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**617**	**954**	**1,355**	**898**	**1,476**	**1,161**	**2,242**	**719**	**948**	**-**	**990**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,494**	**954**	**1,524**	**917**	**1,476**	**1,161**	**2,242**	**719**	**948**	**-**	**1,134**

For the nine months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	114	217	202	-	-	-	25	224	(2)	780
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(30)	-	-	-	-	-	-	(30)
Associates and equity accounted joint ventures' share of total cash costs[2]	93	-	-	-	37	67	15	-	-	1	213
Total cash costs adjusted for non-controlling interests and non-gold producing companies	93	114	217	172	37	67	15	25	224	(1)	963
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	3	3	3	-	-	-	-	5	-	14
Amortisation of tangible assets	-	18	13	23	-	-	-	-	55	1	110
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	3	3
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(4)	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures' share of total cash costs[2]	50	-	-	-	7	20	3	-	-	-	80
Total cash costs adjusted for non-controlling interests and non-gold producing companies	143	135	233	194	44	87	18	25	285	3	1,167
Gold produced - oz (000) [3]	157	137	195	222	30	64	8	33	332	-	1,178
Total cash costs per unit - $/oz[4]	595	832	1,108	773	1,254	1,057	1,804	752	672	-	817
Total production costs per unit - $/oz[4]	912	990	1,189	875	1,498	1,371	2,190	756	855	-	990

For the nine months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**264**	**217**	**16**	**497**	**155**	**156**	**264**	**115**	**1**	**691**
Amortisation of tangible and intangible assets	(33)	(71)	(4)	(108)	(2)	(23)	(77)	(34)	-	(136)
Adjusted for decommissioning amortisation	-	2	1	3	-	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1
Sustaining exploration and study costs	-	2	5	7	1	1	6	1	10	19
Total sustaining capital expenditure	26	37	-	63	16	35	81	26	-	158
All-in sustaining costs	**257**	**187**	**18**	**462**	**170**	**169**	**274**	**108**	**13**	**734**
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(13)	-	-	(9)	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**257**	**187**	**18**	**462**	**170**	**156**	**274**	**108**	**4**	**712**
All-in sustaining costs	**257**	**187**	**18**	**462**	**170**	**169**	**274**	**108**	**13**	**734**
Non-sustaining Project capex	-	-	-	-	103	-	-	-	(1)	102
Non-sustaining exploration and study costs	-	-	6	6	-	-	1	-	50	51
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	10	1	1	12
All-in costs	**257**	**187**	**24**	**468**	**273**	**169**	**285**	**109**	**63**	**899**
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(13)	-	-	-	(13)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**257**	**187**	**24**	**468**	**273**	**156**	**285**	**109**	**63**	**886**
Gold sold - oz (000)(3)	**211**	**259**	**-**	**470**	**155**	**175**	**285**	**98**	**-**	**713**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	**1,220**	**726**	**-**	**983**	**1,106**	**892**	**964**	**1,110**	**-**	**997**
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	**1,220**	**726**	**-**	**995**	**1,768**	**893**	**1,002**	**1,121**	**-**	**1,241**

For the nine months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	**224**	**149**	**11**	**384**	**167**	**130**	**191**	**78**	**-**	**566**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(40)	(10)	-	-	-	(50)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**224**	**149**	**11**	**384**	**127**	**120**	**191**	**78**	**-**	**516**
Retrenchment costs	-	-	1	1	-	1	2	-	-	3
Rehabilitation and other non-cash costs	2	5	(1)	6	13	7	(5)	-	(1)	14
Amortisation of tangible assets	33	71	3	107	-	23	73	33	-	129
Amortisation of intangible assets	-	-	1	1	1	-	4	1	-	6
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	14	(2)	-	-	(1)	11
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**259**	**225**	**14**	**498**	**155**	**148**	**265**	**112**	**(2)**	**679**
Gold produced - oz (000) [3]	**201**	**261**	**-**	**462**	**157**	**182**	**282**	**94**	**-**	**716**
Total cash costs per unit - $/oz[4]	**1,112**	**568**	**-**	**830**	**807** [6]	**661**	**678**	**826**	**-**	**721**
Total production costs per unit - $/oz[4]	**1,288**	**857**	**-**	**1,079**	**988**	**815**	**940**	**1,181**	**-**	**950**

For the nine months ended 30 September 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	79	166	184	429	264	212	476	164	2	1,071	5
Amortisation of tangible and intangible assets	(6)	(33)	(48)	(87)	(63)	(38)	(101)	(3)	-	(191)	(5)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	(1)	-	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	3	3	138
Associates and equity accounted joint ventures' share of costs[2]	-	-	-	-	-	-	-	-	-	-	1
Total sustaining capital expenditure	9	39	63	111	69	43	112	9	-	232	5
All-in sustaining costs	82	173	199	454	270	217	487	170	5	1,116	143
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82	173	199	454	270	217	487	170	5	1,116	143
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	82	173	199	454	270	217	487	170	4	1,115	143
All-in sustaining costs	82	173	199	454	270	217	487	170	5	1,116	143
Non-sustaining Project capex	-	-	37	37	59	1	60	11	-	108	(1)
Technology improvements	-	-	-	-	-	-	-	-	8	8	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	10
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	17
All-in costs	82	173	236	491	329	218	547	181	13	1,232	169
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82	173	236	491	329	218	547	181	13	1,232	169
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	82	173	236	491	329	218	547	181	12	1,231	169
Gold sold - oz (000)[3]	63	139	144	346	261	173	435	181	-	961	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	1,308	1,243	1,379	1,312	1,034	1,255	1,123	940	-	1,161	-
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	1,308	1,245	1,636	1,420	1,259	1,259	1,259	1,002	-	1,281	-

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the nine months ended 30 September 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**70**	**128**	**129**	**327**	**194**	**167**	**361**	**160**	**(1)**	**847**	**1**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**70**	**128**	**129**	**327**	**194**	**167**	**361**	**160**	**(1)**	**847**	**-**
Retrenchment costs	2	4	5	11	5	6	11	-	(1)	21	-
Rehabilitation and other non-cash costs	1	2	4	7	3	3	6	2	-	15	(1)
Amortisation of tangible assets	6	31	46	83	60	36	96	2	(1)	180	5
Amortisation of intangible assets	1	2	2	5	3	2	5	-	-	10	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**80**	**167**	**186**	**433**	**265**	**214**	**479**	**164**	**(3)**	**1,073**	**5**
Gold produced - oz (000) [3]	**63**	**139**	**144**	**346**	**261**	**173**	**435**	**183**	**-**	**964**	**-**
Total cash costs per unit - $/oz[4]	**1,122**	**920**	**890**	**944**	**742**	**960**	**829**	**873**	**-**	**879**	**-**
Total production costs per unit - $/oz[4]	**1,269**	**1,202**	**1,280**	**1,247**	**1,011**	**1,226**	**1,098**	**900**	**-**	**1,114**	**-**

For the nine months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	153	331	248	-	-	-	41	249	18	1,040
Amortisation of tangible and intangible assets	-	(22)	(48)	(20)	-	-	-	(6)	(87)	(5)	(188)
Adjusted for decommissioning amortisation	-	1	1	2	-	-	-	-	1	-	5
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	-	-	24	66	-	177
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	5	5
Associates and equity accounted joint ventures' share of costs[2]	2	-	-	-	35	77	28	-	-	(1)	141
Sustaining exploration and study costs	-	1	5	13	-	1	-	1	10	1	32
Total sustaining capital expenditure	-	16	117	17	7	11	-	4	96	3	271
All-in sustaining costs	2	232	410	260	42	89	28	64	335	21	1,483
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(39)	-	-	-	-	-	(2)	(41)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	2	232	410	221	42	89	28	64	335	19	1,442
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	2	149	406	221	42	89	28	40	269	19	1,265
All-in sustaining costs	2	232	410	260	42	89	28	64	335	21	1,483
Non-sustaining Project capex	275	4	24	3	-	10	2	-	9	30	357
Non-sustaining exploration and study costs	1	-	-	7	-	-	-	-	-	27	35
All-in costs	278	236	434	270	42	99	30	64	344	78	1,875
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(41)	-	-	-	-	-	(9)	(50)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	278	236	434	229	42	99	30	64	344	69	1,825
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	278	153	430	229	42	99	30	40	278	69	1,648
Gold sold - oz (000)[3]	-	153	180	209	45	62	20	46	313	-	1,025
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	-	973	2,264	1,075	946	1,460	1,434	875	856	-	1,233
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	-	1,001	2,402	1,115	946	1,618	1,530	875	884	-	1,607

For the nine months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	125	250	215	-	-	-	35	153	(2)	776
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(32)	-	-	-	-	-	-	(32)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	34	79	27	-	-	-	140
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	125	250	183	34	79	27	35	153	(2)	884
Retrenchment costs	-	-	29	-	-	-	-	-	-	-	29
Rehabilitation and other non-cash costs	-	-	(1)	1	-	-	-	-	1	6	7
Amortisation of tangible assets	-	22	48	20	-	-	-	6	87	3	186
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(3)	-	-	-	-	-	-	(3)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	2	1	2	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	147	326	201	36	80	29	41	241	9	1,110
Gold produced - oz (000) [3]	-	153	176	193	45	62	20	46	306	-	1,000
Total cash costs per unit - $/oz[4]	-	815	1,425	947	751	1,268	1,378	755	502	-	883
Total production costs per unit - $/oz[4]	-	963	1,854	1,037	800	1,281	1,487	880	740	-	1,109

For the nine months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**270**	**-**	**18**	**288**	**161**	**154**	**282**	**102**	**1**	**700**
Amortisation of tangible and intangible assets	(40)	-	(2)	(42)	(21)	(28)	(81)	(30)	(1)	(161)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	(1)	-	1	-
Corporate administration and marketing related to current operations	-	-	1	1	11	-	5	-	-	16
Sustaining exploration and study costs	12	2	7	21	4	6	10	6	-	26
Total sustaining capital expenditure	33	25	4	62	8	50	81	26	11	176
All-in sustaining costs	**275**	**27**	**28**	**330**	**163**	**182**	**296**	**104**	**12**	**757**
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(14)	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**275**	**27**	**28**	**330**	**163**	**168**	**296**	**104**	**12**	**743**
All-in sustaining costs	**275**	**27**	**28**	**330**	**163**	**182**	**296**	**104**	**12**	**757**
Non-sustaining Project capex	-	188	-	188	100	8	4	3	3	118
Non-sustaining exploration and study costs	-	-	7	7	-	-	5	-	90	95
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	6	(4)	1	3
All-in costs	**275**	**215**	**35**	**525**	**263**	**190**	**311**	**103**	**106**	**973**
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(14)	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**275**	**215**	**35**	**525**	**263**	**176**	**311**	**103**	**106**	**959**
Gold sold - oz (000)(3)	**171**	**-**	**-**	**171**	**183**	**182**	**273**	**107**	**-**	**745**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	**1,605**	**-**	**-**	**1,922**	**888**	**930**	**1,083**	**975**	**-**	**999**
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	**1,605**	**-**	**-**	**3,063**	**1,433**	**971**	**1,140**	**966**	**-**	**1,287**

For the nine months ended 30 September 2013

<u>**Operations in Australia, United States of America, Argentina and Brazil**</u>
(in $ millions, except as otherwise noted)

	Sunrise Dam	Tropicana	Australia other	TOTAL AUSTRALIA	UNITED STATES OF AMERICA Cripple Creek & Victor	ARGENTINA Cerro Vanguardia	BRAZIL AngloGold Ashanti Mineracao	Serra Grande	Americas other	TOTAL AMERICAS
Total cash costs										
Total cash costs per financial statements	**236**	**-**	**14**	**250**	**178**	**118**	**191**	**75**	**-**	**562**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(48)	(9)	-	-	1	(56)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**236**	**-**	**14**	**250**	**130**	**109**	**191**	**75**	**1**	**506**
Retrenchment costs	-	-	1	1	-	1	1	-	-	2
Rehabilitation and other non-cash costs	(3)	-	-	(3)	4	2	5	(1)	1	11
Amortisation of tangible assets	40	-	2	42	21	28	80	30	-	159
Amortisation of intangible assets	-	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	4	(2)	-	-	(1)	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**273**	**-**	**17**	**290**	**159**	**138**	**278**	**104**	**1**	**680**
Gold produced - oz (000) [3]	**173**	**-**	**-**	**173**	**184**	**180**	**271**	**104**	**-**	**739**
Total cash costs per unit - $/oz[4]	**1,360**	**-**	**-**	**1,444**	**708** [6]	**605**	**704**	**722**	**-**	**684**
Total production costs per unit - $/oz[4]	**1,575**	**-**	**-**	**1,673**	**868**	**761**	**1,025**	**1,011**	**-**	**921**



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

The company's securities were delisted from the London Stock Exchange from 22 September 2014. The UK register will remain open for a year from the date of delisting.

JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
KC Ramon^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive
SM Pityana^ (Chairman)
R Gasant^
DL Hogdson^
NP January-Bardill^
MJ Kirkwood*
Prof LW Nkuhlu^
R J Ruston~

* British   ^ South African
~ Australian   § Indian

Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts

South Africa
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@AngloGoldAshanti.com

United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 3, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance